AURORA

DEFINING THE FUTURE OF CANNABIS WORLDWIDE

2019 ANNUAL REPORT

Contents

3 Q4 2019 Key Performance Indicators

4 A Letter from the CEO

6 Business Strategy

8 2019: Building the Foundation of a Long-Term Business

10 Producing Premium Product by Driving Innovation

13 Supplying Far-reaching Markets Through 15 Global Production Facilities

14 Expanding Global Operations

15 International Partner of Choice

16 Trusted Leader in the Canadian Consumer and Medical Markets

17 Established Consumer Brands

18 Advancing Athlete Health and Wellness

19 Aurora Hemp

22 Bringing Innovative Products to Market

24 The Next Wave of Consumer Legalization

26 Pursuing the Future of Cannabis Based Medicines

28 Leading the Implementation of Sustainable Business Practices

Consumer Net Revenue

$29.6M Q3 2019 — UP **52%** — **$44.9M** Q4 2019

Canadian Medical Net Revenue

$23.0M Q3 2019 — UP **10%** — **$25.2M** Q4 2019

Gross Margin on Cannabis Net Revenue

55% Q3 2019 — UP **3%** — **58%** Q4 2019

Cash Cost of Sales

$2.05 Q3 2019 — **28%** DOWN — **$1.47** Q4 2019

Q4 2019
Key Performance Indicators

Grams Produced
Net Revenue
333%
CAGR
Net Revenue (C$ mm)
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Grams Produced
Jun 16
Sep 16
Dec 16
Mar 17
Jun 17
Sep 17
Dec 17
Mar 18
Jun 18
Sep 18
Dec 18
Mar 19
Jun 19

International Medical Net Revenue

$4.0M Q3 2019 — UP **12%** — **$4.5M** Q4 2019

Active Registered Patients

77,136 Q3 2019 — UP **10%** — **84,729** Q4 2019

Selling, General and Administration

$67.1 Q3 2019 — UP **9%** — **$72.9** Q4 2019

Cash Cost to Produce Per Gram Sold

$1.42 Q3 2019 — **20%** DOWN — **$1.14** Q4 2019

AURORA CANNABIS INC. 2019 ANNUAL REPORT 3

"Aurora is committed to defining the future of cannabis globally. That's our job. That's our purpose."

A Letter from the CEO

The past year has been immensely transformational for the cannabis industry. New ideas, companies, regulations, and experts are focused on the future of cannabis. Rather than talk about the future, at Aurora, we're defining the future of cannabis, globally. We're doing the hard work.

Two words best capture fiscal 2019 for Aurora: Integration and Leadership. This year, the cannabis industry transformed from a conceptual model to an operating business, and Aurora has emerged as the leader of the industry. Despite receiving our first sales license 18 months after our peers, today we've grown to be the market leader in high-quality, consistent production, scientific innovation, and have built a strong foundation for continued growth.

Another pillar of our tremendous growth has been identifying best-in-class operations, which to date have allowed us to close 17 strategic acquisitions. In the past year, we have been extremely focused on the integration of every acquisition, ensuring they blend seamlessly into Aurora's culture and share our focus on profitability: MedReleaf brought leading brands and production expertise; Whistler's organic cannabis brings a high-value niche brand to the premium cannabis market; Anandia brings third-party validation and world-class plant testing and research; and ICC Labs, Agropro, Borela, and Hempco have combined to create Aurora Hemp, our new end-to-end hemp-derived CBD and hemp food business unit. With the integration of these businesses now complete, Aurora will continue to drive growth and innovation in the consumer, medical and wellness markets. Furthermore, our strategic investments in companies like EnWave, Radient, Alcanna, Choom, and High Tide are providing greater leverage for our operations today, while preserving long-term optionality across the cannabis value chain.

We're in the early days of what we know is going to be a massive global industry. In fiscal 2019, our Sky Class facilities are now established as the industry standard for efficiency and scale: we are leaders in cultivation. Our hard-earned reputation for best-in-class quality, product consistency, and regulatory compliance has allowed us to build trusted relationships with governments around the world. Leveraging these relationships, we've now grown into 25 markets, through targeted acquisitions and strategic partnerships, and we will continue to expand globally to ensure access to medical cannabis for our patients. Our focus on leading the industry in operational efficiency and regulatory compliance is driving us to the most important goal – profitability where we expect to be a leader for the industry in the near term.

Leadership in innovation is key to our ongoing success at home and abroad. This year alone we've developed and brought a variety of innovative new products to market which includes, cannabidiol ("CBD") vape cartridges, softgel capsules, sprays, hemp oil tinctures, pre-rolls...the list goes on. We're not done yet. Aurora is ready for the next wave of cannabis products to hit the Canadian consumer market and we have built scalable operations in advance to ensure Aurora has the right products on store shelves when derivative cannabis

4 AURORA CANNABIS INC. 2019 ANNUAL REPORT

products are legalized this fall. Some of the new products you can expect to see from Aurora soon include: vapes, gummies, mints, chocolates, and other edibles – we're very excited to roll these out to the market this fall.

Our broad clinical research program will continue to focus on how cannabis can help those suffering from chronic pain and debilitating illnesses such as childhood epilepsy and Parkinson's disease. We're learning more about how different cannabinoids interact in our bodies and how we can optimize the benefits that they can provide. Furthermore, we are leaders in plant genetics, investing in our core understanding of the cannabis plant by studying disease resistance, yield optimization, and potency control which will allow us to create customized strains of cannabis better suited to customer tastes. We have initiated research into outdoor cultivation to augment our deep expertise in indoor growing and to further refine our cannabis cultivation process.

We have significantly advanced our understanding and capabilities to compete in the United States, highlighted by our science-driven partnership with the UFC to study the effectiveness of CBD as a treatment for pain and recovery in high-performance athletes. This ground-breaking research will generate the data required to establish CBD as a widely accepted therapeutic ingredient, and the intellectual property developed from this partnership will create our competitive advantage in this marketplace. Additionally, we announced the appointment of Nelson Peltz as our Strategic Advisor. Together we are approaching our US market entry in a thoughtful and calculated manner and are leveraging Nelson's expertise and relationships to further advance our agenda. These are complex decisions, but we continue to make significant strides to secure our market position with potential partners in the United States and globally.

Aurora's dedication to corporate social responsibility and sustainability lies within everything we do, and our mission expands beyond cannabis production. As our company grows globally and this newly regulated industry evolves, Aurora is setting the standard for social responsibility by driving positive social impact across the world.

We're ready for anything that the rapidly-changing world of cannabis has to offer because we committed early to building an efficient, scalable and highly adaptable business. We've made the strategic decisions needed to ensure our financial success and our market leadership for years to come.

We take our leadership role in the industry very seriously. Aurora is committed to defining the future of cannabis globally. That's our job. That's our purpose. Everyone at Aurora works towards this goal every day. Nothing less will do, for our customers, our patients, our employees, and our shareholders.

Terry Booth
CEO
Aurora Cannabis Inc.

AURORA CANNABIS INC. 2019 ANNUAL REPORT 5

Business Strategy

The global cannabis industry is a rapidly developing business opportunity that offers the potential to positively and significantly impact the lives of millions of people worldwide. Aurora's strategy is squarely focused on establishing a strong leadership position in three distinct, rapidly growing markets that the company currently operates in today: medical cannabis, consumer cannabis, and hemp-derived CBD.

MEDICAL CANNABIS
CONSUMER CANNABIS
HEMP-DERIVED CBD

This growth strategy is built upon a foundation supported by Aurora's unique competitive advantages:

~$200 Billion opportunity by 2025*

Aurora's scalable organization is prepared and well positioned to tackle this revenue opportunity.

CULTIVATION

Each of Aurora's state-of-the-art production facilities are purpose-built, completely contained, and environmentally-controlled. These facilities produce high-quality cannabis at massive scale, leveraging significant automation and precision environmental control to produce reliable, consistent and high-yield crops at low costs. These factors are critically important in the development of a strong global reputation with governments and consumers.

MEDICAL COMMITMENT

With a patient-first philosophy, Aurora is committed to providing patients worldwide with access to consistent and effective medical cannabis products. A growing number of progressive countries around the world have established legal medical-cannabis programs, of which Canada has the most sophisticated market, and Aurora is the Canadian market leader. Aurora has more than 85,000 medical patients in Canada and has developed a strong presence in Europe and an emerging presence in Latin America. With the continued expansion of the Company's global footprint, servicing the needs of patients worldwide remains the greatest near-term international opportunity for Aurora.

* Source: *Deloitte Research, Nurturing new Growth: Canada gets ready for Cannabis 2.0*

6 AURORA CANNABIS INC. 2019 ANNUAL REPORT

SCALE AND GLOBAL REACH

Aurora currently operates in 25 countries across 5 continents. With 15 facilities producing or under construction, Aurora has built the necessary scale to lead the cannabis industry on an international level. Each of Aurora's facilities are built to meet European Union Good Manufacturing Practice ("EU GMP") standards, a key certification required for the sale of products into European medical cannabis markets.

SCIENCE AND INTELLECTUAL PROPERTY

Aurora is a science-driven cannabis company focused on developing and commercializing evidence based intellectual property in product innovation, plant and human science areas. The focus on the development of cannabis breeding and genetics drives production efficiencies, yield enhancements and the creation of disease resistant strains. Aurora is pursuing clinical research studies and trials that generate data to support evidence-based decisions made by doctors, other healthcare professionals, and government policy makers. Leveraging the Company's strong R&D platform, Aurora's product development team has introduced new, innovative products under the industry's current strict regulatory framework and is continuing to develop the next generation of products that will be in demand for both the medical and consumer markets.

STRATEGIC PARTNERSHIPS

Established leaders in mature industries have a role to play in the development of the global cannabis and hemp-derived CBD markets. Together with the Company's Strategic Advisor, Aurora is working to evaluate various consumer product companies for potential collaboration across different industry verticals. With strong operations across the value chain, Aurora intends to realize the full potential of its assets in the cannabis and hemp industries with strategic partners that compliment the Company's abilities and accelerate growth.

AURORA CANNABIS INC. 2019 ANNUAL REPORT 7

2019: Building the Foundation of a Long-Term Business

All values reflect fiscal year-over-year data.

349%
revenue growth

629%
increase in kilograms sold

12
strategic acquisitions and partnerships closed

10
international markets entered

96%
increase in active registered patients

8 AURORA CANNABIS INC. 2019 ANNUAL REPORT

Producing Premium Product by Driving Innovation

Leading-edge cultivation is fundamental to Aurora. Incorporating state-of-the-art cultivation technologies, Aurora's Sky Class facilities leverage a high degree of automation to deliver consistent, premium-quality cannabis at mass scale.

Purpose-built for the production of cannabis, Sky Class facilities incorporate advanced climate control, custom irrigation systems, pharma-grade air filtration and a fully integrated computer monitoring system to enable precise control of all environmental variables at each stage of the growth cycle. Together, these systems maximize each facility's yields and maintain consistent cannabinoid potency from batch to batch.

Aurora Sky, the company's flagship Sky Class facility spans 800,000 square feet, housing 16 individual flower rooms, each measuring 34,000 square feet.

Supplying Far-reaching Markets Through 15 Global Production Facilities

1. **AURORA MOUNTAIN**
   CAPACITY: 4,800 KG/YEAR
2. **AURORA VIE**
   CAPACITY: 4,000 KG/YEAR
3. **AURORA EAU**
   CAPACITY: 4,500 KG/YEAR
4. **AURORA SKY**
   CAPACITY: >100,000 KG/YEAR
5. **AURORA SUN**
   CAPACITY: >230,000 KG/YEAR
6. **AURORA NORDIC 1**
   CAPACITY: 8,000 KG/YEAR
7. **AURORA NORDIC 2**
   CAPACITY: >120,000 KG/YEAR
8. **AURORA PRAIRIE**
   CAPACITY: 19,000 KG/YEAR
9. **AURORA RIDGE**
   CAPACITY: 7,000 KG/YEAR
10. **AURORA RIVER**
    CAPACITY: 28,000 KG/YEAR
11. **WHISTLER ALPHA LAKE**
    CAPACITY: 500 KG/YEAR
12. **WHISTLER PEMBERTON**
    CAPACITY: >5,000 KG/YEAR
13. **ICC LABS**
    CAPACITY: 27,135 KG/YEAR
14. **AURORA GERMANY**
    CAPACITY: 2,100 KG/YEAR
15. **AURORA PORTUGAL**
    CAPACITY: 4,000 KG/YEAR

AURORA CANNABIS INC. 2019 ANNUAL REPORT 13

Expanding Global Operations

In fiscal 2019, Aurora continued to deliver on its dynamic global expansion strategy, expanding its sales and operations to more than 20 countries, broadening its distribution channels and forming one of the largest international networks in the cannabis industry.

As the global demand for high-quality medical cannabis continues to increase, Aurora has secured a number of supply agreements and partnerships in key markets that have served to increase international revenues and position the company to capitalize on additional nascent markets as they emerge.

Powering International Operations with EU GMP Certified Facilities

Sustaining Aurora's international operations are its European Good Manufacturing Practices (EU GMP) certifications which permit the Company to distribute its premium medical cannabis to medical markets worldwide. EU GMP is the highest certification attainable in pharmaceutical manufacturing and to date Aurora has received certification for two of its facilities. Together, the EU GMP certified facilities boast a capacity of 11,800 kg/year, providing significant supply for the international markets.

New Supply Agreements include:

UNITED KINGDOM

COMMENCED COMMERCIAL EXPORT OF MEDICAL CANNABIS OIL

GERMANY

EXPANDED PRODUCT OFFERING IN GERMANY TO INCLUDE CANNABIS OILS

14 AURORA CANNABIS INC. 2019 ANNUAL REPORT

International Partner of Choice

With a proven ability to win business in countries with complex and evolving regulatory systems, Aurora has become a partner of choice in a number of international markets. In 2019, the sophistication of Aurora's operations and the quality of its medical products have been realized in a number of international markets.

ITALY

GERMANY

Selected by the Federal Institute for Drugs and Medical Devices as one of three winners in the public tender to cultivate and distribute medical cannabis in Germany.

MALTA

Received first ever cultivation Letter of Intent issued by Maltese authorities approving Aurora's application for the establishment of a seed-to-pharma cannabis operation.

POLAND

Granted approval for shipment of medical cannabis to pain treatment center and hospital.

LUXEMBOURG

SELECTED BY THE HEALTH MINISTRY TO BE THE EXCLUSIVE SUPPLIER OF THE SECOND EVER DELIVERY OF MEDICAL CANNABIS

CZECH REPUBLIC

SECURED SUPPLY AGREEMENT WITH PHARMACEUTICAL WHOLESALER TO BEGIN SUPPLYING TO CZECH PHARMACIES

AURORA CANNABIS INC. 2019 ANNUAL REPORT 15

Trusted Leader in the Canadian Consumer and Medical Markets

17.8 Million
GRAMS SOLD IN Q4 2019

>84,000
ACTIVE PATIENTS IN Q4 2019

Net Revenue on Medical and Consumer Cannabis in Canada

Consumer
Medical
Revenue (C$ mm)
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0
Q1
Q2
Q3
Q4

Medical cannabis sales in Canada have remained strong in 2019, demonstrating the value of Aurora's diverse product offering and patient loyalty to the Aurora, Medreleaf, CanniMed and Whistler brands.

With 84,729 active registered patients in Q4 2019, Aurora has established itself as a strong and capable producer with a commitment to improving access to medical cannabis.

While the Company continues to be a leading supplier in the medical market, revenues on consumer cannabis have also shown strong growth following the introduction of the Canadian consumer market in October 2018. Aurora has continued to leverage its coast-to-coast supply agreements to offer a broad range of premium products and in Q4, revenues on consumer cannabis increased by 52% quarter-over-quarter, reflecting the continued demand for Aurora products across Canada.

Medical Brands Include:

AURORA CanniMed® BY AURORA MedReleaf BY AURORA WMMC

16 AURORA CANNABIS INC. 2019 ANNUAL REPORT

As one of the Company's top selling consumer brands, more than 2 million grams of San Rafael '71 were sold on the Canadian market in Q4 2019.

San Rafael '71

AURORA

San Rafael '71

Whistler CANNABIS CO.

ALTAVIE

WOODSTOCK

Established Consumer Brands

Backed by award-winning product formulations, detailed consumer and marketplace insights and advanced analytical frameworks, Aurora is home to a diverse portfolio of trusted, recognizable cannabis brands. Through an engaging collection of consumer brands, Aurora has captured significant market share across the cannabis industry and distinguished itself as a leading supplier of premium cannabis products.

AURORA

Created by four visionary entrepreneurs with a shared passion for cultivating the highest quality cannabis, Aurora grows some of the world's finest cannabis in the most technologically advanced facilities, using a completely pesticide-free approach to growing.

SAN RAFAEL '71

San Rafael '71 is for the experienced consumer seeking cannabis that doesn't stray from what they already know and love. That's why we're dedicated to harvesting the best cannabis with consistent, high THC-strains to celebrate the good times and spirit of '71.

WHISTLER CANNABIS CO.

Whistler Cannabis Co. believes in organic growing, craftsmanship and good old-fashioned farming, producing high-quality products by hand. From trimming flowers, to rolling joints, every part of the process is carried out by skilled British Columbia hands, ensuring that products stay true to their roots.

ALTAVIE

Superior cannabis products designed for the premium customer segment. AltaVie users are curious and discerning about life and searching for physical, mental and emotional enrichment.

THE WOODSTOCK CANNABIS COMPANY

Known as one of the most significant cultural events of the 20th century, Woodstock takes its name from the 1969 festival known to be one of the most important events in music history. Almost 50 years later, Woodstock is a line of cannabis products for the thriving music and festival lover.

AURORA CANNABIS INC. 2019 ANNUAL REPORT 17

Terry Booth, CEO of Aurora and Dana White, President of UFC are joined by UFC and Aurora executives at partnership press event.

UFC

"We're looking forward to collaborating with Aurora to find new ways to improve the health and safety of athletes who compete in UFC."

- Dana White
President, UFC

Advancing Athlete Health and Wellness

Forming one of the cannabis industry's most advanced research teams, Aurora and UFC, the world's premier mixed martial arts (MMA) organization, have entered into an exclusive global partnership to carryout advanced clinical research on the uses of hemp-derived CBD products in athlete wellness and recovery.

Closely examining the use of CBD as an effective treatment for pain, inflammation, wound-healing and recovery in MMA athletes, the results of this joint clinical research program will inform the development of CBD products for Aurora's newly formed high-performance sports brand ROAR Sports.

ROAR SPORTS

Through this partnership, ROAR Sports products will be designated as the official CBD product of the UFC.

18 AURORA CANNABIS INC. 2019 ANNUAL REPORT

DEVOUR
UFC
ROAD SPORTS
POKER STARS

"The Aurora-UFC research partnership creates a global platform to launch targeted educational and awareness campaigns, while creating numerous opportunities to accelerate our global CBD business."

– Terry Booth
CEO, Aurora

AURORAHEMP

With expertise and valuable assets across the value chain, Aurora Hemp is an integrated operating unit that leverages high-quality genetics, extraction, product development, brands and distribution to drive the Company's global hemp strategy.

Having identified the hemp-derived CBD market opportunity early on, Aurora has developed an end-to-end infrastructure for hemp operations through a number of targeted acquisitions and key strategic partnerships. Together, these assets form a strong operating division that will serve medical, consumer and wellness markets worldwide.

agropro

As europe's largest producer of organic hemp and hemp-based food products, Agropro has extensive experience in sowing seeds, growing, machine harvesting, drying and cleaning biomass in preparation for food processing or extraction into CBD.

HEMPCO

A trusted provider and respected pioneer of quality, hemp-based foods, hemp fiber, and hemp nutraceuticals, Hempco produces and markets products for recognized brands including PLANET HEMP™ and PRAISE. Aurora is currently nearing completion on construction of a state-of-the-art, 56,000 ft^2 facility that will be capable of processing 2.9 million kg per year.

BORELA

A processor of hulled hemp seeds, hemp seed protein, hemp flour, and hemp seed oil, Borela currently distributes products across the Europeans Union.

ICCLABS

Based in Latin America, ICC labs is a producer and distributor of recreational and medicinal cannabinoid products with operations in Uruguay and Colombia. ICC has access to high CBD hemp genetics available for export to international jurisdictions.

UFC

Through a joint clinical research partnership, Aurora and UFC will research and examine the use of hemp-derived CBD as an effective treatment for pain, inflammation, wound-healing, and recovery on MMA athletes.

RADIENT

As a provider of industrial scale manufacturing solutions, Radient has a propietary extraction technology capable of extracting cannabinoids from hemp biomass at rapid speed on a commercial scale.

Anandia

An industry leader in science, genetics, and independent cannabis product testing. Anandia provides rigorous product testing and quality assurance, ensuring safe and efficacious consumer products.

ROAR SPORTS

Research data produced from the Company's joint clinical research program with the UFC will inform the development of ROAR Sports, a portfolio of science-backed, high-quality, hemp-derived CBD topical treatments.

AURORA CANNABIS INC. 2019 ANNUAL REPORT 21

Bringing Innovative Products to Market

AltaVie
THC
Sativa Capsules
Harmonic
Harmonie
AURORA
CBD LIQUID-GELS
THC
San Rafael '71
Delahaze
SATIVA

Softgel capsules

THC
AURORA
INDICA
Oral Mist
Brumisateur oral
THC
AURORA
INDICA
Oral Mist
Brumisateur oral

Oral sprays

THC
AURORA
THC SATIVA ACES

Pre-rolls

Aurora's product development strategy focuses on strengthening the Company's competitive advantage with innovative product forms, enhancing the experience of existing consumers and capitalizing on opportunities to attract new consumers and patients. In 2019, Aurora brought a significant number of new products to market, addressing the demand for alternate delivery formats and dosing options.

THC
MedReleaf.
Voluptas
Sativa
AURORA
THC HEMP DROPS
SATIVA
THC
MedReleaf.
Eran Almog

THC and CDB oils

22 AURORA CANNABIS INC. 2019 ANNUAL REPORT

"Product innovation and the ability to successfully navigate the regulatory landscape are core capabilities required for competitive differentiation and future success in the rapidly evolving cannabis markets."

– Dr. Shane Morris,
Senior Vice President of Product Development and Regulatory Affairs

AURORA

Aurora Polaris

Construction of Aurora's center of excellence for the production of premium derivative products is on track for completion in the fall of 2019.

Located directly adjacent to Aurora Sky, Polaris is a 300,000 square foot post-cultivation processing space that will focus on the research and development of higher-margin, value-added edible products. As a key component in the Company's derivative strategy, Polaris has been designed in compliance with EU GMP standards, positioning Aurora to supply innovative products to international markets in the future.

While construction at Polaris nears completion, the Company has also established a number of production operations at other facilities to ensure sufficient supply of product when new form factors become permissible for sale. Aurora is well-positioned to supply the Canadian consumer market with new products and has established dedicated space for the processing and extraction of edible products at its Aurora Sky, Aurora River and Aurora Air facilities.

The Next Wave of Consumer Legalization

This fall, Health Canada will legalize the sale of vapes, concentrates and edibles in the Canadian consumer cannabis market. In preparation for this market expansion, Aurora has developed innovative, high-value consumer products, established strong production operations, and secured valuable partnerships that will position the Company to drive growth and margin expansion.

24 AURORA CANNABIS INC. 2019 ANNUAL REPORT

San Rafael
AURORA
San Rafael
AURORA

Vapes, cannabis infused gummies and mints which the Company intends to launch in the consumer market later this year.

"Aurora is the world's leading producer of high-quality cannabis and we're ready to introduce high-value product additions to this improved, federally legal market"

– Terry Booth,
CEO, Aurora

NEW PRODUCT FORMS

With increased opportunities to sell new form factors, Aurora has identified a variety of higher-margin product innovations that the Company will bring to the expanded Canadian consumer market. Leveraging the Company's expertise in product development, Aurora intends to introduce several product forms including vapes, gummies, chocolates, mints, and infused beverages, a number of which be introduced to Canadian consumers later this year.

To support the successful launch of Aurora's new derivative products, the Company has also established production hubs in eastern and western Canada to provide centralized production, packaging, logistics and distribution capabilities. Together the strategically positioned production hubs, located at Aurora Sky in Edmonton, Alberta, Aurora River in Bradford, Ontario and Aurora Vie in Pointe-Claire, Quebec, will efficiently distribute products to markets across the country.

AURORA CANNABIS INC. 2019 ANNUAL REPORT 25

Pursuing the Future of Cannabis Based Medicines

101 Patent Applications Filed to Date

Patent areas include:

- EXTRACTION SYSTEMS & METHODS
- GENETICS
- AGRICULTURAL METHODS
- CLINICAL & RECREATIONAL PRODUCTS

Behind Aurora's safe, consistent, high-quality products is an industry-leading science team that is committed to identifying the benefits of cannabis medicines and driving the discovery of effective cannabis treatments for a number of debilitating medical conditions.

This year, the University of Saskatchewan published preliminary findings from an ongoing study which showed that Aurora's CanniMed 1:20 oil was able to limit seizures in young children suffering from severe forms of treatment-resistant epilepsy. Using a specific dosing regimen, CanniMed 1:20 oil[1] reduced seizure frequency by 74% in study participants, three out of the seven participants became seizure free and all participants in the study experienced an improvement in their quality of life.[2] With an ongoing commitment to clinical research, Aurora's science team continues to pursue the development of evidence-based cannabinoid medicines.

RESEARCH AREAS INCLUDE:

- Pharmacokinetics
- Osteoarthritis
- Epilepsy
- Quality of life
- Pain management
- Tourette's syndrome

Building Our Competitive Advantage Through Enhanced Plant Science Research

Aurora is currently constructing a purpose-built cannabis innovation center in Comox, British Columbia that includes a 22,500 ft^2 greenhouse and an accompanying 10,000 ft^2 laboratory. The Comox facility will focus on the development of valuable IP, new genetics and specialized cultivation technology to further improve production in Aurora's Sky Class facilities.

Cannabis innovation center located in Comox, British Columbia.

In Saskatoon, Saskatchewan, Aurora has also announced its plans to invest in the development of a new science hub at Aurora Prairie. In addition to the cultivation of CanniMed products, operations at Prairie will focus on identifying new plant genetics to optimize plant growth and breeding high-quality, custom cultivars.

Complimenting operations at Comox and Prairie, Aurora recently obtained two licenses for outdoor cultivation that will be used to conduct research on sustainable, high-quality outdoor production. The outdoor grow sites, located in Quebec and British Colombia, offer two different environments with varying climate conditions, allowing the company to research a number of cultivation techniques and approaches for producing sustainable outdoor cannabis.

1. Study dose was 10-12mg/kg/day
2. View study results at *https://www.frontiersin.org/articles/10.3389/fneur.2019.00716/full*

AURORA CANNABIS INC. 2019 ANNUAL REPORT 27

Dear
BILL
MORNEAU
DON'T
TAX
MEDICINE
CannabisTaxTicker.com
DON'T
TAX
MEDICINE
CannabisTaxTicker.com

1. Raising awareness for the Don't Tax Medicine campaign

GRI Empowering Sustainable Decisions

Global Reporting Initiative

Aurora is the first and only cannabis company in the world to join the Global Reporting Initiative (GRI) community, the most widely adopted set of guidelines for sustainability reporting.

Leading the Implementation of Sustainable Business Practices

As one of the first companies in the cannabis industry to align itself with the United Nations Sustainable Development Goals, Aurora has defined a dynamic strategy for Corporate Social Responsibility that is focused on bettering the economies and communities in which the Company operates.

28 AURORA CANNABIS INC. 2019 ANNUAL REPORT

cannabis amnesty
www.cannabisamnesty.ca

2. Rainwater reservoir currently in use at Aurora Sky.

3. Supporting the Campaign for Cannabis Amnesty.

1

BETTER LIVES

In an effort to ease access to medical cannabis, Aurora is supporting the "Don't Tax Medicine" campaign to bring attention to the costly taxes that patients are required to pay for medical cannabis products. While Aurora works to abolish this government tax collection on medical cannabis, the Company currently absorbs all costs related to excise tax for its patients.

2

BETTER ENVIRONMENT

As a responsible grower, Aurora invests in the design and construction of rainwater collection systems to support sustainable irrigation at its facilities. Currently under construction, the Company's Aurora Sun facility will include a reservoir that will be capable of capturing more than 5 million liters of rainwater per year for purification and use in the facility.

3

BETTER JUSTICE

As a supporter of justice reform, Aurora maintains a strong relationship with the Campaign for Cannabis Amnesty and advocates for the expungement of cannabis related offenses that prevent more than 500,000 Canadians from securing adequate housing and employment.

AURORA CANNABIS INC. 2019 ANNUAL REPORT 29

Management Discussion & Analysis

30 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended June 30, 2019

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2019 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of September 10, 2019 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Due to the rapid and ongoing expansion of the Company’s business, this MD&A provides additional comparative disclosures related to the fourth quarter ended June 30, 2019 (“Q4 2019”) and the third quarter ended March 31, 2019 (“Q3 2019”) given that management believes this provides more relevant and current information. The Company has also reclassified certain items, which are not material, on the consolidated statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” included within this MD&A.

This MD&A and the Company’s annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. On September 3, 2010, the Company changed its name to Prescient Mining Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”.

The Company’s head office and principal address is Suite 500 – 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 – 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is one of the world’s largest and fastest growing cannabis companies. The Company has grown both organically and via strategic acquisition with the vision of creating a world-class cultivation platform producing high-quality, consistent cannabis for both global medical and the Canadian consumer use markets. Underpinning this vision, is Aurora’s differentiated purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale, with lower risk of crop failure which allows the Company to achieve industry-leading per-unit production costs. We also recognize the need for robust research into the myriad of potential medical uses of cannabis, and as such, have built a leading plant and human science team.

With leadership established in the Canadian market, the Company is rapidly growing its international footprint to address the growing number of countries legalizing medical cannabis use around the world. Aurora has established operations in 25 countries around the globe and expects to increase this international footprint as government legislation permits.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and hemp products in Canada and internationally. Aurora currently views its primary market opportunities as follows:

•
Global Medical Cannabis Market: Production, distribution and sale of pharmaceutical grade cannabis products in countries around the world where permitted by government legislation. Currently, there are 50 countries around the world which have implemented some form of access to cannabis for medical purposes regimes, and Aurora’s current principal markets include Canada, Germany, Denmark, Italy, Poland and Australia;

•
Global Consumer Use Cannabis Market: Currently, only Canada and Uruguay have implemented regulated consumer use cannabis regimes, and Aurora has established operations in both countries. However, the Company believes that the increasing popularity of medical cannabis regimes globally will eventually lead to increased legalization of adult-use consumer markets. Aurora believes its investment in international infrastructure and leading global market position today uniquely positions the Company to capture these opportunities as legalization evolves globally; and

•
Global Hemp and Hemp-Derived Cannabidiol (“CBD”) Market: The Company expects consumer demand for products including hemp or CBD derived from hemp plants to be an exciting growth opportunity in the coming years. In order to capitalize on this market potential, the Company has begun to establish Aurora Hemp – an integrated business unit to execute the global hemp strategy. Aurora Hemp will address both food-based hemp opportunities as well as hemp-derived CBD market opportunities. At the core of this CBD strategy is a commitment to scientific research to examine the use of CBD-derived from hemp as an effective treatment for pain, inflammation, wound-healing and recovery driven by the Company’s partnership with the Ultimate Fighting Championship (“UFC”). The Company believes that the most important near-term market opportunity for hemp and hemp-derived CBD is in the United States (“U.S.”). The Company expects to invest in growing its hemp-market infrastructure in the U.S. both organically and via acquisition as markets dictate.

The U.S. represents the largest cannabis and hemp-derived CBD market globally, and as such Aurora is committed to establishing a substantial operating footprint in the U.S. As part of the U.S. market strategy, we are considering the Company’s stakeholders and

31 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

how various state and federal regulations will affect the Company’s business prospects. A number of alternatives to grow our presence in the U.S. market are under evaluation and the Company is committed to only engage in activities which are permissible under both state and federal laws. We believe there are currently market opportunities that are legal at both state and federal levels that can add operating cash flows and be critical pillars of Aurora’s strategy and long-term success.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended		Year ended
($ thousands)	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018
Gross revenue	$114,185	$75,238	$281,097	$55,196
Net revenue (1)	$98,942	$65,145	$247,939	$55,196
Gross profit before fair value (“FV”) adjustments	$55,092	$36,231	$135,413	$35,593
Gross profit	$67,001	$52,622	$159,815	$43,519
Operating expenses	$111,565	$130,239	$474,059	$139,291
Loss from operations	($44,564)	($77,617)	($314,244)	($95,772)
Other income (expense)	$56,711	($91,504)	($13,987)	$173,099
Net (loss) income	($2,257)	($160,195)	($297,924)	$69,227
Adjusted EBITDA (2)	($11,737)	($36,572)	($155,991)	($54,160)

(1)	Net revenue represents our total gross revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018.

(2)	This term is defined in the “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q4 2019 (4)	Q3 2019	$ Change	% Change
Financial Results
Cannabis net revenue (1)(2a)	$94,640	$58,652	$35,988	61%
Medical cannabis net revenue (1)(2a)	$29,651	$27,001	$2,650	10%
Consumer cannabis net revenue (1)(2a)	$44,882	$29,577	$15,305	52%
Wholesale bulk cannabis net revenue (1)(2a)	$20,107	$2,074	$18,033	869%
Gross margin before FV adjustments on cannabis net revenue (1)(2b)	58%	55%	N/A	3%
Gross margin before FV adjustments on medical cannabis net revenue (1)(2b)	60%	60%	N/A	0%
Gross margin before FV adjustments on consumer cannabis net revenue (1)(2b)	55%	50%	N/A	5%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (1)(2b)	61%	60%	N/A	1%
Selling, general and administration expense	$72,869	$67,104	$5,765	9%

Balance Sheet
Working capital	$227,802	$469,729	($241,927)	(52)%
Cannabis inventory and biological assets (3)	$144,275	$118,023	$26,252	22%
Total assets	$5,502,830	$5,549,780	($46,950)	(1)%

Operational Results – Cannabis
Cash cost to produce per gram sold (1)(2c)	$1.14	$1.42	($0.28)	(20)%
Active registered patients	84,729	77,136	7,593	10%
Average net selling price of medical cannabis (1)	$8.51	$8.51	$0.00	0%
Average net selling price of consumer cannabis (1)	$5.14	$5.48	($0.34)	(6)%
Average net selling price of wholesale bulk cannabis (1)	$3.61	$3.52	$0.09	3%
Kilograms produced	29,034	15,590	13,444	86%
Kilograms sold	17,793	9,160	8,633	94%

(1)	These terms are defined in the “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A

(2)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:

a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.

b.	Refer to the “Gross Margin” section for reconciliation to the IFRS equivalent.

c.	Refer to the “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis” section for reconciliation to the IFRS equivalent.

(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

(4)
During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

32 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Financial Highlights

Revenue

Total Cannabis Net Revenue

The Company continued to show strong growth in its consolidated net revenue, which increased to $98.9 million in Q4 2019 as compared to $65.1 million of net revenue in the prior quarter. The 52% quarter-over-quarter growth was driven by a $15.3 million increase in our consumer market cannabis sales and an $18.0 million increase in our wholesale bulk cannabis sales. Revenue growth was predominantly fueled by additional production capacity and available supply from our Aurora Sky, River (Bradford) and Ridge (Markham) facilities.

Total average net selling price of cannabis decreased by $1.08 per gram and gram equivalents over the prior quarter from $6.40 in Q3 2019 to $5.32 in Q4 2019. This decrease is primarily attributable to the increase in sale volumes to our consumer and bulk wholesale markets which yield lower average net selling prices as compared to our medical markets.

Medical Cannabis Net Revenue

During Q4 2019, our Canadian medical cannabis net revenues, which includes the sale of dried cannabis and cannabis extracts, increased to $25.2 million, up by $2.2 million, or 9%, over the prior quarter. Canadian medical cannabis net revenues comprised 25% of our total consolidated Q4 2019 net revenue. The volume of dried cannabis sales experienced a slight decrease, which was offset by higher patient demand for cannabis extracts. Our medical cannabis sales and gross margins continue to be negatively impacted by excise taxes levied on the sale of cannabis products in Canada. Given our patient-first commitment and belief that medical cannabis should not be subject to excise tax, we do not pass the cost of these excise taxes onto our medical cannabis patients. As a result, excise taxes negatively impacted our Canadian medical cannabis net revenue and gross margin by $3.3 million and 5%, respectively ($3.0 million and 4% for the three months ended March 31, 2019). Excluding the impact of excise taxes, Canadian medical cannabis net revenue and gross margin would have been $28.5 million and 61%, respectively for Q4 2019 as compared to $26.0 million and 66%, respectively for Q3 2019.

During Q4 2019, our international medical cannabis sales increased by $0.5 million, or 12%, as compared to the prior quarter. International medical cannabis net revenues comprise 5% of our total consolidated net revenue. While we continue to expand our business into international markets, we have faced supply shortages in Europe. Our ability to allocate more product to international markets in 2019 is increasing significantly as we continue to develop our international infrastructure and distribution channels as more of our facilities become European Union (“EU”) Good Manufacturing Practice (“GMP”) certified.

Consumer Cannabis Net Revenue

Consumer cannabis sales were $44.9 million in Q4 2019, an increase of $15.3 million, or 52%, from the prior quarter and contributed 45% to total consolidated net revenue. The revenue growth was primarily attributable to a $14.4 million, or 52%, increase in dried cannabis sales as well as a $1.0 million, or 45%, increase in cannabis extract sales. Dried cannabis yields a lower average net selling price as compared to extracts. As a result of the significant increase in dried cannabis sales in the consumer market, the average net selling price for total consumer market sales decreased in the period. Despite the $0.34 decrease in the average net selling price over prior quarter, consumer cannabis gross margin before fair value adjustments improved by 4% as a result of the expansion in production and continued realization of economies of scale.

Wholesale Bulk Cannabis Net Revenue

During Q4 2019, the Company generated $20.1 million in bulk wholesale revenue from the sale of 5,574 kilograms of dried cannabis, as compared to $2.1 million and 589 kilograms in the prior quarter. While the $3.61 average net selling price of wholesale bulk cannabis is lower than the average net selling prices achieved from medical and consumer cannabis sales, gross margins are generally higher at approximately 61% due to lower conversion, packaging and shipping costs.

We expect Canadian consumer market sales to continue to contribute lower average net selling prices per gram equivalent of cannabis than those achieved from the Canadian medical and European medical markets. We also expect that demand for our products will increase as the Canadian consumer market evolves and new regulations in Canada and international markets legalize these products. We are focused on ramping up growth and supply to the Canadian and international medical markets and will continue to introduce other higher margin products, such as softgel capsules and pre-rolls, into our product portfolio.

New regulations under the Cannabis Act are expected to be in place by the end of calendar 2019 which will also permit the sale of higher value, in-demand products such as vape pens, edibles, and other derivatives.

Given the early stage of development of the consumer market in Canada, we expect that quarter to quarter sales volumes and revenues will be volatile. Factors that are expected to continue to affect the slope and smoothness of Aurora’s revenue ramp-up include, but are not limited to, the pace of provincial licensing of new retail stores and the ability of Aurora and its competitors to meet rapidly evolving consumer preferences for certain product forms and strains.

33 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Production

During Q4 2019, Aurora produced 29,034 kilograms of cannabis as compared to 15,590 kilograms in the prior quarter. The 86.2% increase in production output was primarily due to the production capacity added by its Aurora Sky, River (Bradford), and Ridge (Markham) facilities. During the course of Q4 2019, we increased our annual extraction capacity from 20,400 kilograms to 26,400 kilograms. Subsequent to June 30, 2019, we have further increased our annual internal extraction capacity to 45,600 kilograms. We continue to work with our extraction partner, Radient Technologies Inc. (“Radient”) as their high-throughput extraction capabilities come online.

Aurora production facilities are operating at full capacity with no significant issues. The ramp-up of Sky and River during the last half of fiscal 2019 added over 135,000 annual kilograms of production capacity. Our current production capacity is 150,000 kilograms annually with potential to reach up to 625,000 kilograms when all currently contemplated facilities become fully operational. Aurora continues to be the leader in developing purpose-built growing facilities with a focus on producing a consistent supply of high-quality, low-cost product to meet evolving market demands. Our design philosophy allows us to respond to market conditions quickly with shorter lead times, increased harvest cycles and higher plant yields, which allows us to be more flexible in our facilities and reactive to changes in demand.

Cash Cost to Produce

Cash cost to produce per gram of dried cannabis decreased to $1.14 per gram and gram equivalent, down by $0.28 from the previous quarter. The decline in our production cash cost per gram is primarily due to the increase in production volumes and higher plant yields from our higher scale facilities, which has resulted in significant economies of scale on labour, utility, maintenance and other overhead costs. Future production costs are expected to decrease further as Aurora Sky realizes additional economies of scale from technology improvements, operating efficiencies and scientific yield expertise, which will be exploited across all Aurora facilities. Management expects that cash costs to produce a gram of cannabis at a “Sky Class” facility will continue to decline to well below $1.00 per gram.

Gross Margins

Our gross margin on cannabis net revenue increased to 58% in Q4 2019 as compared to 55% in the prior quarter. The increase in gross margin is primarily due to (i) the impact of the continued decline in our production cash cost per gram as described above and (ii) higher gross margins achieved on bulk wholesale sales due to lower or avoided conversion, packaging and shipping costs. The positive impact of these factors is partially offset by lower average net selling prices for consumer cannabis sales, which are subject to a lower wholesale pricing structure through provincial bodies.

Overall, gross margins are expected to continue to improve through the introduction of new higher margin product lines, growth in international markets, and declining production costs per gram as scale efficiencies are fully realized.

Selling, General and Administration (“SG&A”)

Aurora continues to invest in infrastructure and talent required for expansion and growth of market share in global medical and consumer cannabis markets. Although much of the infrastructure required to operate effectively in the Canadian market and as a public company is now in place, management still plans to invest further in additional talent as new products, businesses, and partnership opportunities develop.

During Q4 2019, SG&A increased by $5.8 million, or 9%, as compared to prior quarter. The increase was primarily driven by (i) a $5.1 million increase in fulfillment and shipping costs related to the growth in consumer cannabis sales, (ii) continued investment in our sales initiatives, distribution network and partnerships to conduct research, develop products, and drive brand awareness, such as our recent multi-year global partnership with UFC, and (iii) an increase in general operating costs. These cost increases were partially offset by a $6.8 million out-of-period adjustment related to the capitalization of certain payroll and other costs directly related to the construction of our production facilities that were incorrectly expensed in prior periods.

Impairment Charges

During Q4 2019, the Company recognized a net $3.3 million impairment on its equity investments, which consisted of a $18.2 million impairment related to a decline in the quoted share prices of certain of our associates. This impairment charge was offset by a $15.6 million reversal of a previous impairment charge resulting from objective evidence that the investee’s fair value had recovered.

Net Income (Loss)

Net income for the three months ended June 30, 2019 was $2.3 million (June 30, 2018 - $79.3 million). Net loss for the year ended June 30, 2019 was $297.9 million (June 30, 2018 - $69.2 million net income). The quarter-over-quarter and year-over-year changes in net income (loss) are due the changes described in previous sections.

Adjusted EBITDA

The Company defines adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets.

34 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Developing a profitable and robust global cannabis company is extremely important to Aurora. The Company continues to track toward positive adjusted EBITDA on a consolidated basis. In Q4 2019, we made progress toward this objective as our adjusted EBITDA loss improved to $11.7 million compared to $36.6 million in the prior quarter. While profitability remains a very important target for Aurora, we expect that the inherent volatility of revenue ramp-up in the developing cannabis industry, and the necessary investment to develop and manufacture new products for the Canadian consumer market, may result in near term challenges to achieving positive adjusted EBITDA. However, the Company expects adjusted EBITDA to continue to improve in the future due to higher sales, further improvements in gross margins through economies of scale, and prudent SG&A growth.

Other

Given the level of volatility in the entire cannabis sector, Aurora’s derivative assets and liabilities are subject to non-cash impacts and swings in their fair values. During the three months ended June 30, 2019, Aurora recognized unrealized fair value gain on its derivative financial instruments of $77.1 million as compared to unrealized fair value losses of $68.6 million in the prior quarter.

Key Developments During the Three Month Period Ended June 30, 2019

Acquisitions

a)	Acquisition of Chemi Pharmaceutical Inc. (“Chemi”)

On April 24, 2019, we acquired all the issued and outstanding common shares of privately-held Chemi, an Ontario-based laboratory specialized in providing high quality analytics services to the pharmaceutical and cannabis industries. The purchase price was a combination of cash and common shares of Aurora. Chemi has a Health Canada Drug Establishment Licence enabling them to perform certified GMP compliant quality controlled analytical testing. In addition, Chemi has a US FDA accreditation for their facility, which is the gold standard for global pharmaceutical testing. Acquiring Chemi with their Drug Establishment Licence provides a critical prerequisite for applying for a Cannabis Drug Licence, which is required for the development of cannabis therapies within the global medical cannabis market.

Strategic Investments and Partnerships

a)	Strategic Investment in EnWave Corporation (“EnWave”)

On April 26, 2019, the Company completed a $10.0 million equity investment in EnWave Corporation (“Enwave”), a publicly-traded, Vancouver-based company, which has developed a proprietary dehydration technology. Pursuant to the terms of the share purchase agreement dated April 25, 2019, Aurora purchased 5,302,227 common shares in the capital of EnWave at a deemed price of $1.89 per share, based on the volume weighted average trading price (“VWAP”) for EnWave’s shares on the TSX Venture Exchange (the “TSXV”) for the five consecutive trading days up to and including April 22, 2019. As consideration for the EnWave shares, Aurora issued to EnWave 840,576 common shares of Aurora at a deemed price of $11.90 per share, based on the VWAP for Aurora’s shares on the TSX for the five consecutive trading days up to and including April 22, 2019. Aurora’s ownership interest in EnWave represent approximately 4.91% of the issued and outstanding common shares on a non-diluted basis.

b)	Partnership with UFC®

In May 2019, we announced an exclusive, multi-year global partnership with the UFC, the world’s premier mixed martial arts (“MMA”) organization. Under the terms of the partnership, a joint clinical research program that will produce multiple studies was launched in July 2019. The research will examine the use of hemp-derived CBD as an effective treatment for pain, inflammation, wound-healing, and recovery on MMA athletes. The research partnership is aimed at understanding key health and recovery needs of elite athletes. Research data will then be used to drive the development of safe and reliable science-backed, hemp-derived CBD products, beginning with topicals. These new products will help combat the rapidly growing market of untested CBD treatments currently being used by high-performance and non-professional athletes.

Production and Manufacturing Advancements

a)	First Commercial Delivery of Cannabis Derivatives from Radient

In May 2019, we accepted delivery of Radient’s first commercial batch of finished cannabis derivatives from Radient’s proprietary extraction platform. With this first batch, Radient has proven its ability to produce cannabinoid derivatives at commercial scale and will continue to scale up production at Radient’s cannabis facility, reaching an expected eventual annual throughput of approximately 300,000 kilograms of cannabis biomass at a single location. Our relationship with Radient forms an important component of our derivative product strategy, providing a greater return on the biomass allocated for extraction, favourable cost advantages, and significantly increased extraction capacity.

35 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

International Expansion

a)	German Cannabis Production Tender

In April 2019, the German Federal Institute for Drugs and Medical Devices awarded us the maximum number of lots in a public tender to cultivate and distribute medical cannabis in Germany. We were awarded the maximum five out of the total thirteen lots in the tender over a period of four years with a minimum supply of 4,000 kilograms. The cannabis produced will be sold to the German government and supplied to wholesalers for distribution to pharmacies.

The selection process was based on the submission of a concept for domestic cannabis production, delivery and pricing. Our concept focused on the construction of a highly secure, state-of-the-art, EU GMP compliant indoor cultivation facility with flexibility for future growth. The new facility will be located at the industrial park in Leuna, Saxony Anhalt, near Leipzig. The Leuna industrial park provides all required industrial and logistical infrastructure required for the operation of the facility, with access to a considerable labour market. The facility is designed to have capacity in excess of the tendered amounts to provide flexibility for future growth.

Construction of the new facility began in May 2019 and we anticipate completion within 12 months of ground breaking. Initial shipments of locally grown cannabis are expected to become available to German medical patients beginning in October 2020.

b)	Exports of Medical Cannabis to Luxembourg

In May 2019, our wholly owned subsidiary, Aurora Deutschland, was selected by the Luxembourg Health Ministry as the exclusive supplier in a public bid to supply and deliver medical cannabis to Luxembourg. This will be the second delivery, within a six-month period, of our high-grade medical cannabis to Luxembourg’s Division de la Pharmacie et des Medicaments.

Financing Activities

a)	Shelf Prospectus and At-the-Market (“ATM”) Supplement

On April 2, 2019, the Company filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and the Registration Statement were declared effective on May 9, 2019 and May 10, 2019, respectively. The Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Whenever the Company raises financing under the Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus supplement for an ATM which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora through the NYSE stock exchange at prevailing market prices at the time of sale.

Cannabis Act Duty Legislation

The Canadian Government introduced changes to the Cannabis Excise Duty legislation effective May 1, 2019, with changes to the calculation of excise taxes on three new categories of cannabis products: cannabis edibles, cannabis extracts and cannabis topicals. Excise taxes are calculated based on the higher of (i) a flat rate duty based on grams of product sold; and (ii) the ad valorem determined based on the selling price, regardless of the category of the cannabis product. Effective May 1, 2019, edibles, extracts and topicals are subject to excise taxes based on a flat rate of $0.01 per mg of total THC which will be imposed at the time of packaging. There were no changes in the legislation pertaining to the calculation of excise taxes for fresh cannabis, dried cannabis, seeds and plants.

Key Developments Subsequent to June 30, 2019

Acquisition of Remaining Interest in Hempco Food and Fiber Inc. (“Hempco”)

On August 19, 2019, we completed the acquisition of the remaining interest in Hempco. We previously held approximately a 51% interest in Hempco and upon completion of the transaction, Hempco become a wholly owned subsidiary and its shares were de-listed from the TSX Venture Exchange. Each Hempco shareholder received $1.04 per Hempco share, paid in common shares of Aurora at a deemed value of $12.01 per share. Aurora issued a total of 2,610,642 shares and reserved for issuance a total of 242,602 of shares issuable in lieu of Hempco shares upon the exercise of certain outstanding Hempco stock options.

Hempco provides Aurora with low-cost, high-volume access to raw hemp material for the extraction of CBD, which has been increasingly recognized for its therapeutic benefits across a wide range of medical indications and wellness applications. The full integration of Hempco into our infrastructure adds further capacity, brands, and distribution channels to capitalize on the global CBD wellness opportunity.

36 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Financing Activities

On September 4, 2019, the Company executed an amendment and upsize of its existing C$200.0 million secured credit facility to C$360.0 million. The amended secured credit facility will consist of an additional C$160 million allocated between the term loans and revolving credit facility. The expanded credit facility matures in August 2021 and will have a first ranking general security interest in the assets of Aurora and the loans can be repaid without penalty at Aurora’s discretion. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing agreement.

Facility Licensing

a)     Two Licenced Outdoor Research Sites in Quebec and British Columbia

On July 15, 2019, the Company announced the receipt of Health Canada licences for outdoor cultivation at two Canadian sites. The new sites in Quebec and British Columbia will be used for cultivation research to develop new technology, genetics and intellectual property in order to drive sustainable, high-quality outdoor production. The outdoor sites were purposely chosen because they represent two different growing environments.

The newly-named Western facility will be called Aurora Valley and is a 207-acre operation in Westwold, British Columbia. The Eastern facility, a 21,000 square foot operation at the Aurora Eau facility in Lachute, is the first approved outdoor grow operation for cannabis in Quebec.

b)     Processing Licence for Aurora Air Facility

On July 15, 2019, the Company announced that it had received a Health Canada processing licence for its Aurora Air facility located near the Edmonton International Airport and Aurora Sky. Aurora Air will house the new production lines for edible products such as gummies and chocolates, which are scheduled for launch into the Canadian consumer market in December 2019.

International Expansion

a)     Two-Year Supply Contract with Italy

On July 18, 2019, the Company announced that it was selected as the sole winner of the Italian government’s public tender to supply medical cannabis in Italy, with the supply contract expected to be signed in September 2019. We will supply a minimum of 400 kilograms of medical cannabis over the two-year contract with the cannabis being exported from our Canadian EU GMP certified facilities and imported to Italy through Aurora Deutschland, our wholly owned European subsidiary. The cannabis will be sold to an agency of the Italian Ministry of Defense for distribution to local pharmacies.

Financial Review

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. Aurora also derives revenues from auxiliary support functions, which include patient counseling services; design, engineering and construction services; and cannabis analytical product testing services. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric for the three and twelve months ended June 30, 2019 and their comparative periods.

($ thousands)	Three months ended		Year ended
	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018	June 30, 2017
Net revenue	98,942	65,145	247,939	55,196	18,067
Design, engineering and construction services	—	(914)	(2,403)	(4,218)	—
Patient counseling services	(606)	(809)	(4,214)	(3,933)	(2,145)
Analytical testing services	(317)	(1,238)	(2,976)	—	—
Other cannabis segment revenues (accessories, hemp, other)	(2,760)	(962)	(10,370)	(1,865)	—
Horizontally integrated business revenues	(619)	(2,570)	(2,511)	(2,424)	—
Cannabis net revenue	94,640	58,652	225,465	42,756	15,922

For the three months ended June 30, 2019, cannabis net revenue increased by $36.0 million, or 61%, compared to the prior quarter. The increase was primarily due to increases in wholesale bulk cannabis and consumer market net revenues of $18.0 million and $15.3 million, respectively, in the period. Medical cannabis net revenue continued to grow with an increase of $2.7 million compared to the prior quarter.

For the year ended June 30, 2019, cannabis net revenue increased by $182.7 million, or 427%, compared to the prior year. The increase is primarily attributable to (i) $96.6 million of consumer cannabis net revenue, which was not present in the prior comparative period, and (ii) the inclusion of medical cannabis revenues generated by MedReleaf and CanniMed, which were acquired on July 25, 2018

37 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

and March 15, 2018, respectively, and contributed combined cannabis net revenue of $61.7 million and $20.2 million to the twelve month period ended June 30, 2019.

The table below outlines the breakdown of cannabis net revenue between our medical, consumer and wholesale bulk markets, as well as our dried cannabis and cannabis extracts for the three and twelve months ended June 30, 2019 and their comparative periods.

($ thousands)	Three months ended		Year ended
	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018	June 30, 2017
Medical cannabis net revenue
Canada dried cannabis	14,438	14,501	58,101	24,231	14,679
EU dried cannabis	4,481	4,004	14,141	8,690	439
Canada cannabis extracts (1)	10,732	8,496	34,447	9,835	804
Total medical cannabis net revenue	29,651	27,001	106,689	42,756	15,922

Consumer cannabis net revenue
Dried cannabis	41,813	27,461	88,603	—	—
Cannabis extracts (1)	3,069	2,116	7,992	—	—
Total consumer cannabis net revenue	44,882	29,577	96,595	—	—

Wholesale bulk cannabis net revenue	20,107	2,074	22,181	—	—

Total cannabis net revenue	94,640	58,652	225,465	42,756	15,922

(1)	Cannabis extracts revenue includes cannabis oils, capsules, softgels, sprays and topical revenue.

Medical Cannabis Net Revenue

During the three months ended June 30, 2019, the Company’s medical cannabis net revenues increased $2.7 million, or 10%, compared to the prior quarter. The increase in medical cannabis net revenue for the current quarter was primarily due to the following:

•
Canadian dried cannabis sales decreased slightly by $0.1 million over the prior period. The slight decrease of 44.1 kilograms sold was offset by a $0.12 increase in the average net selling price due to reduced discounts offered during Q4 2019.

•
Cannabis extract sales increased by $2.2 million over the prior period. An increase in volume sold was partially offset by a decrease in the average net selling price of $1.15 over the prior period resulting from changes in the percentage of lower price products sold. Cannabis extracts include cannabis oils, capsules, softgels, sprays and topical creams all of which vary in average net selling price.

•	European dried cannabis sales increased $0.5 million or 50 kilograms over the prior quarter.

•
The Company had approximately 84,729 patients at June 30, 2019, representing an increase of 7,593 patients from March 31, 2019, which continues to contribute to the increase in Canadian medical cannabis sales.

For the year ended June 30, 2019, medical cannabis net revenue increased by $63.9 million, or 149.5%, as compared to the prior year. The increase was primarily due to the addition of revenue from the MedReleaf and CanniMed acquisitions, increased European sales, as well as a ramp up in production in our Aurora Sky and MedReleaf facilities to meet patient demand.

Consumer Cannabis Net Revenue

During the three months ended June 30, 2019, the Company continued to expand consumer cannabis net revenue with an increase of $15.3 million, or 52% compared to the prior quarter. The increase in consumer cannabis net revenue during Q4 2019 was primarily due to an increase in dried cannabis sales by $14.4 million, or 3,276 kilograms, sold over the prior period. The increase in volume sold was partially offset by a decrease in the average net selling price of $0.35 resulting from changes in the percentage of lower priced products sold.

For the year ended June 30, 2019, consumer cannabis net revenue increased by $96.6 million compared to the prior year as the Cannabis Act took effect in Canada on October 17, 2018 and Aurora began selling cannabis to the consumer market across Canada.

Wholesale Bulk Cannabis Net Revenue

During the three months ended June 30, 2019, the Company opportunistically increased its wholesale bulk sales. Wholesale bulk cannabis net revenue increased by $18.0 million, or 4,985 kilograms, as compared to the prior quarter. We continue to explore and capitalize on wholesale bulk sales opportunities. Although the average net selling price of $3.61 is generally lower than the average net selling prices of our medical and consumer sales, the gross margins on wholesale bulk cannabis sales are generally higher than margins on consumer cannabis due to lower or avoided conversion, packaging and shipping costs. See further discussion in the “Gross Margin” section of this MD&A.

38 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Gross Margin

The table below outlines gross profit and margin before fair value adjustments for the three months ended June 30, 2019 and March 31, 2019.

($ thousands)	Medical			Consumer			Wholesale Bulk	Auxiliary Support Functions	Total
	Dried Cannabis	Cannabis Extracts (2)	Total	Dried Cannabis	Cannabis Extracts (2)	Total
Three months ended June 30, 2019
Gross revenue	21,649	11,336	32,985	53,340	3,451	56,791	20,107	4,302	114,185
Excise taxes	(2,730)	(604)	(3,334)	(11,527)	(382)	(11,909)	—	—	(15,243)
Net revenue	18,919	10,732	29,651	41,813	3,069	44,882	20,107	4,302	98,942
Cost of goods sold	(6,449)	(5,502)	(11,951)	(19,018)	(1,353)	(20,371)	(7,798)	(3,730)	(43,850)
Gross profit before FV adjustments (1)	12,470	5,230	17,700	22,795	1,716	24,511	12,309	572	55,092
Gross margin before FV adjustments (1)	66%	49%	60%	55%	56%	55%	61%	13%	56%

Three months ended March 31, 2019
Gross revenue	21,033	8,929	29,962	34,385	2,324	36,709	2,074	6,493	75,238
Excise taxes	(2,528)	(433)	(2,961)	(6,924)	(208)	(7,132)	—	—	(10,093)
Net revenue	18,505	8,496	27,001	27,461	2,116	29,577	2,074	6,493	65,145
Cost of goods sold	(7,652)	(3,053)	(10,705)	(14,019)	(686)	(14,705)	(839)	(2,665)	(28,914)
Gross profit before FV adjustments (1)	10,853	5,443	16,296	13,442	1,430	14,872	1,235	3,828	36,231
Gross margin before FV adjustments (1)	59%	64%	60%	49%	68%	50%	60%	59%	56%

(1)
Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.

(2)	Cannabis extracts revenue includes cannabis oils, capsules, softgels and topical revenue.

Medical Cannabis Gross Margin

Gross margin, excluding the impact of fair value changes, on medical cannabis sales remained steady at 60% in Q4 2019 as compared to Q3 2019, as a result of:

(i)
Economies of scale realized with the ramp-up of Aurora Sky, reducing the cash cost to produce per gram of dried cannabis. During the fourth quarter, we realized production efficiencies and reduced our packaging costs per gram through selling higher volumes of multi-gram units as compared to the previous quarter.

(ii)
The increased margins realized on dried cannabis products was offset by a decrease in cannabis extract margins as compared to the prior quarter. The decrease was primarily driven by the $1.15 decline in the average net selling price of extracts over the prior period resulting from changes in the percentage of lower price products sold. Cannabis extracts include cannabis oils, capsules, softgels, sprays and topical creams all of which vary in average net selling price. Cost of goods sold also increased as a result of inefficiencies in extraction. The Company expects extract margins to improve as we build further internal extraction capacity and continue to work with our extraction partner, Radient, as their high-throughput extraction capabilities come online.

Consumer Cannabis Gross Margin

Gross margin on consumer cannabis sales, excluding the impact of fair value changes, during Q4 2019 was 55% compared to 50% during Q3 2019. The increase is predominantly driven by economies of scale and a lower cash cost to produce per gram of dried cannabis sold, which account for 92% of our total consumer net revenue and was offset by a decrease in average net selling price of $0.35 compared to the prior quarter. The decrease in consumer extract gross margin was due to inefficiencies in extraction which the Company expects to improve as we build further internal extraction capacity and as we continue to work with Radient.

Wholesale Bulk Gross Margin

Gross margin on wholesale bulk sales increased to 61% during Q4 2019 as compared to 60% in the prior quarter. The increase is primarily attributable to an $0.08 increase in the average net selling price over the prior quarter.

39 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

The table below outlines gross profit and margin before fair value adjustments for the years ended June 30, 2019 and June 30, 2018.

($ thousands)	Medical			Consumer			Wholesale Bulk	Auxiliary Support Functions	Total
	Dried Cannabis	Cannabis Extracts (2)	Total	Dried Cannabis	Cannabis Extracts (2)	Total
Year ended June 30, 2019
Gross revenue	79,535	36,355	115,890	111,335	9,217	120,552	22,181	22,474	281,097
Excise taxes	(7,293)	(1,908)	(9,201)	(22,732)	(1,225)	(23,957)	—	—	(33,158)
Net revenue	72,242	34,447	106,689	88,603	7,992	96,595	22,181	22,474	247,939
Cost of goods sold	(31,197)	(13,896)	(45,093)	(43,183)	(3,427)	(46,610)	(8,637)	(12,186)	(112,526)
Gross profit before FV adjustments (1)	41,045	20,551	61,596	45,420	4,565	49,985	13,544	10,288	135,413
Gross margin before FV adjustments (1)	57%	60%	58%	51%	57%	52%	61%	46%	55%

Year ended June 30, 2018
Gross and net revenue	33,146	9,835	42,981	—	—	—	—	12,215	55,196
Cost of goods sold	(11,759)	(3,374)	(15,133)	—	—	—	—	(4,470)	(19,603)
Gross profit before FV adjustments (1)	21,387	6,461	27,848	—	—	—	—	7,745	35,593
Gross margin before FV adjustments (1)	65%	66%	65%	—%	—%	—%	—%	63%	64%

(1)
Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.

(2)	Cannabis extracts revenue includes cannabis oils, capsules, softgels and topical revenue.

Gross margin on medical cannabis, excluding the impact of fair value changes, for the year ended June 30, 2019 was 58% compared to 65% for the prior year. The decline in our medical cannabis gross margin was a result of (i) higher production and packaging costs incurred to comply with the stringent regulatory requirements of the Cannabis Act which came into effect on October 17, 2018, and (ii) the negative impact of excise taxes on medicinal sales, the cost of which was not passed on to patients. Of the $33.2 million excise taxes incurred during the year ended June 30, 2019, $9.2 million relates to excise taxes levied on cannabis products sold to medical patients in Canada. As such, these excise taxes on medical sales directly impacted our bottom line and decreased our gross margin by 3%.

The Company expects that cannabis production costs will continue to decline and improve as efficiencies from automation, scale and yield expertise are realized across all Aurora facilities.

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Cannabis

($ thousands)	Three months ended		Year ended
	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018
Total consolidated cost of sales	43,850	28,914	112,526	19,603
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (1)	(4,370)	(2,804)	(13,150)	(5,655)
Cash cost of sales for cannabis extracts	(6,262)	(3,466)	(15,819)	(3,064)
Cost of cannabis purchased from other licensed producers	(676)	(1,750)	(5,075)	(1,423)
Depreciation	(6,416)	(4,619)	(12,249)	(922)
Cost of accessories (2)	(84)	—	(907)	(1,325)
Cash cost of sales of dried cannabis sold (3)	26,042	16,275	65,326	7,214
Packaging costs	(5,752)	(4,968)	(15,460)	(1,064)
Cash cost to produce dried cannabis sold (3)	20,290	11,307	49,866	6,150

Kilogram equivalents of cannabis sold produced by Aurora (4)	17,728	7,935	33,361	3,853
Cash cost of sales per gram of dried cannabis sold (3)	$1.47	$2.05	$1.96	$1.87
Cash cost to produce per gram of dried cannabis sold (3)	$1.14	$1.42	$1.49	$1.60

(1)
Non-cannabis segment cost of sales consists of cost of sales from the production and sale of indoor cultivators. Non-cannabis cost of sales consists of cost of sales from patient counseling services, hemp products, design, engineering and construction services, and analytical product testing. These were removed from consolidated cost of sales to determine cash costs solely related to the sales of dried cannabis.

(2)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.

(3)
Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measurement under IFRS. These respective metrics represents the blended and consolidated

40 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

cash costs for dried cannabis produced and sold by our Aurora and CanniMed operations during the year ended June 30, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the periods ended June 30, 2019 and March 31, 2019, reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.

(4)
Kilograms of dried cannabis sold includes dried kilograms sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations, but excludes the dried kilograms sold that were purchased from other Licensed Producers.

Cash cost to produce per gram of dried cannabis sold decreased by $0.28, or 20%, during Q4 2019 as compared to Q3 2019. This is primarily attributable to the positive impact of greater economies of scale and manufacturing efficiencies achieved as a result of the 86.2%, increase in production in the period. During Q4 2019, the Company produced 29,034 kilograms of dried cannabis as compared to 15,590 kilograms in Q3 2019.

Cash cost of sales per gram of dried cannabis sold decreased by $0.58, or 28%, during Q4 2019 as compared to Q3 2019. The decrease is primarily attributable to (i) greater economies of scale achieved from increased sales of multi-gram dried cannabis products, which consume less packaging materials but the same amount of conversion costs as compared to the same products packaged in smaller quantities; and (ii) a decrease in the amount of conversion, packaging and shipping costs consumed by wholesale bulk sales. The Company achieved a 123% increase in the volume of dried cannabis sold, that was produced by Aurora and its subsidiaries during the period, from 7,935 kilograms in Q3 2019 to 17,728 kilograms in Q4 2019.

Cash cost of sales per gram of dried cannabis sold for the year ended June 30, 2019 increased by $0.09 per gram from the prior year due to (i) higher inventory management, infrastructure and distribution costs incurred to meet demand with the legalization of the consumer market in Canada, and (ii) increased packaging costs resulting from new, excise tax stamping, packaging and regulatory requirements mandated under the Cannabis Act. Cash cost of sales to produce per gram of dried cannabis sold decreased by $0.10 per gram due to the integration of Aurora’s yield expertise at newly acquired production facilities and the realization of economies of scale with the ramp up of Aurora Sky, which were partially offset by higher labor and logistics costs incurred in preparation for the legalization of the consumer market.

The Company expects future production costs per gram will continue to improve once the Company’s “Sky Class” facilities are fully optimized and the greater efficiencies from automation, scale and yield expertise are realized across all Aurora facilities.

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. Dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and/or produced in the period as opposed to milliliters, or number of capsules, as the case may be. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and CBD content in the cannabis extract product. On average, for the three months ended June 30, 2019, March 31, 2019, and June 30, 2018, one bottle of cannabis oil was equivalent to 8.8, 8.6 and 8.1 gram equivalents of dried cannabis, respectively. On average, for the three months ended June 30, 2019, March 31, 2019, and June 30, 2018, one bottle of cannabis capsules was equivalent to 4.7, 3.0 and 4.8 gram equivalents of dried cannabis, respectively.

Operating Expenses

($ thousands)	Three Months June 30, 2019	Three Months March 31, 2019	Year Ended June 30, 2019	Year Ended June 30, 2018
General and administration	42,015	50,786	172,365	42,965
Sales and marketing	30,854	16,318	99,289	29,445
Research and development	6,025	3,516	14,778	1,679
Depreciation and amortization	10,804	18,182	63,371	12,088
Share-based compensation	27,505	39,254	107,039	37,450

General and administration (“G&A”)

The $8.8 million decrease in G&A expense during the three months ended June 30, 2019 as compared to the three months ended March 31, 2019 was primarily due a $10.6 million out-of-period adjustment to (i) capitalize certain payroll and other costs directly related to the construction of our production facilities that had been incorrectly expensed in prior periods and (ii) reverse items which were over accrued in prior periods.

The increase in G&A expense for the year ended June 30, 2019, compared to the prior year, is primarily attributable to an increase in salaries, wages and benefit costs associated with the increase in headcount from organic growth as well as acquisitions. Other increases include higher regulatory and public company fees related to our listing on the NYSE, increased professional and consulting fees related to general corporate matters, and corporate office charges related to the expansion of domestic and international

41 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

operations and business functions. Of the total $129.4 million increase in G&A expenses, $35.3 million was attributable to subsidiaries acquired during the year.

Sales and marketing (“S&M”)

S&M costs increased by $14.5 million during the three months ended June 30, 2019, as compared to the previous quarter. The increase was primarily driven by (i) a $5.1 million increase in fulfillment and shipping costs related to the growth in consumer cannabis sales and (ii) our continued investment in our sales initiatives, distribution network and partnerships to conduct research, develop products, and drive brand awareness, such as our recent multi-year global partnership with UFC.

For the year ended June 30, 2019, sales and marketing increased by $69.8 million compared to the prior year. The increase was primarily related to an increase in headcount to support the expansion of our sales distribution network, including logistics costs, the growth of our medical sales channel, preparation activities for the legalization of the consumer cannabis market and growth of our consumer cannabis sales. Of the $69.8 million increase in sales and marketing, $27.4 million was attributable to subsidiaries acquired during the year.

Research and development (“R&D”)

The increase of $2.5 million and $13.1 million in R&D expenses for the three and twelve months ended June 30, 2019 as compared to the same prior comparative quarters was related to product development of vaporizers, edibles and encapsulation of cannabis oils. In addition, the Company continues to focus on R&D activities to support cultivation efficiencies and on clinical studies focused on management of pain, epilepsy, post-traumatic stress disorder, anxiety, opioid sparing, cancer, and neurodegeneration. The increase for the year ended June 30, 2019 was also attributable to the acquisition of Anandia Laboratories Inc. (“Anandia”) for analytical product testing which contributed $2.3 million during the year.

Depreciation and amortization

Depreciation and amortization expense decreased by $7.4 million for the three months ended June 30, 2019 as compared to the prior quarter. The change was primarily due to a $32.1 million decrease to MedReleaf’s preliminary estimated fair value of intangible assets that was assigned under the purchase price allocation. Additionally, during Q4 2019, the Company revised its estimate of the useful lives for certain property, plant and equipment and intangibles that are associated with its production facilities, thus resulting in a $0.5 million decrease in depreciation and amortization expense. The change in the useful lives were applied prospectively and did not impact previous quarters.

Depreciation and amortization expense increased by $51.3 million for the year ended June 30, 2019 compared to the prior year. The increase was primarily due to the acquisition of capital and intangible assets through business combinations completed throughout the year, as well as the commissioning of Aurora Sky.

Share-based compensation

For the three months ended June 30, 2019, share-based compensation expense decreased by $11.7 million from the prior quarter. The decrease was due to (i) a $1.6 million adjustment to capitalize certain construction related share-based compensation costs to property, plant and equipment, and (ii) fewer stock options granted during Q4 2019, as compared to Q3 2019 when 19,961,754 stock options were granted 280 Park ACI Holdings, LLC (“280 Park”), a company lead by the strategic advisor, Nelson Peltz. Furthermore, the grant date fair value of stock options has decreased over the prior quarter, which is primarily attributable to the Company’s lower stock price.

For the year ended June 30, 2019, share-based compensation increased by $69.6 million compared to the prior year primarily due to stock options issued to attract and grow the Company’s workforce, post-combination contingent consideration share-based payments relating to business combinations completed in current and prior years, and the grant of stock options to 280 Park.

Other (expense) income

Other income was $56.7 million during the three months ended June 30, 2019 and was primarily attributable to $93.4 million of non-cash unrealized gain on the derivative liability related to the US dollar denominated convertible debenture, offset by $16.2 million unrealized loss on derivative investments, $5.8 million share of loss from investment in associates and a $3.3 million net impairment charge recognized on our equity investments.

Other expense was $14.0 million during the twelve months ended June 30, 2019 and was primarily attributable to a $144.4 million non-cash gain related to the deemed disposal of the Company’s significant influence investment in The Green Organic Dutchman Holdings Ltd., which was offset by a $73.3 million impairment of our equity investments, $41.0 million of finance and other costs relating to convertible debentures and loans and borrowings, $9.6 million share of loss from investment in associates, $9.0 million impairment charge on certain intangible assets and goodwill, and $24.4 million of unrealized non-cash losses on derivative financial instruments.

Other income was $173.1 million during the twelve months ended June 30, 2018 and was primarily attributable to $173.4 million gain on derivative investments, $20.1 million gain on marketable securities, offset by $11.8 million finance and other costs relating to convertible debentures, and $7.8 million loss on changes in fair value of contingent consideration.

Refer to Notes 5(b), 6 and 13 of the Financial Statements for the year ended June 30, 2019 for a summary of the Company’s derivative investments, significant influence investments and convertible debentures.

42 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended		Year ended
	June 30, 2019 (2)	March 31, 2019	June 30, 2019	June 30, 2018	June 30, 2017
Net income(loss)	(2,257)	(160,195)	(297,924)	69,227	(12,968)
Finance costs	8,297	13,993	41,025	11,762	6,582
Interest income	(875)	(1,926)	(3,679)	(2,515)	(861)
Income tax recovery	14,404	(8,926)	(30,307)	8,100	(4,296)
Depreciation and amortization	17,220	18,182	75,616	12,088	716
EBITDA	36,789	(138,872)	(215,269)	98,662	(10,827)
Changes in fair value of inventory sold	23,161	17,407	72,129	17,624	16,908
Unrealized gain on changes in fair value of biological assets	(35,070)	(33,798)	(96,531)	(25,550)	(22,772)
Share-based compensation	27,505	39,254	107,039	37,450	7,584
Foreign exchange	3,861	45	3,814	1,038	215
Share of loss from investment in associates	5,794	770	9,573	2,242	—
Gain on loss of control of subsidiary	(14)	—	(412)	—	—
Fair value changes in contingent consideration	(55)	1,253	3,263	7,844	—
Fair value changes on derivative investments	16,220	(32,948)	16,199	(173,387)	1,470
Fair value changes on derivative liabilities	(93,354)	101,521	8,167	—	(1,334)
Fair value changes on marketable securities	—	—	—	(20,083)	—
Gain on debt modification	94	(206)	(1,886)	—	—
Gain on deemed disposal of significant influence investment	—	—	(144,368)	—	—
Impairment of investment in associates	3,332	—	73,289	—	—
Impairment of goodwill and intangibles	—	9,002	9,002	—	—
Adjusted EBITDA(1)	(11,737)	(36,572)	(155,991)	(54,160)	(8,756)

(1)
Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of the MD&A.

(2)
During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

Adjusted EBITDA increased by $24.8 million, or 68%, for the three months ended June 30, 2019 as compared to the prior quarter. The increase was primarily attributable to a $25.3 million increase in gross profit before fair value adjustments excluding the impact of depreciation allocated to cost of sales, offset by a $5.8 million increase in SG&A expenses.

Adjusted EBITDA decreased by $101.8 million, or 188.0%, for the year ended June 30, 2019 compared to 2018. The decrease was primarily attributable to a $112.1 million increase in gross profit before fair value adjustments excluding the impact of depreciation allocated to cost of sales, offset by a $199.2 million increase in SG&A, a $1.6 million increase in acquisition costs, and a $13.1 million increase in R&D expenses.

43 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Liquidity and Capital Resources

($ thousands)	June 30, 2019	June 30, 2018	June 30, 2017
	$	$	$
Cash and cash equivalents	172,727	76,785	159,715
Restricted cash	46,066	13,398	—
Marketable securities	143,248	59,188	14,845

Working capital	227,802	144,533	170,142
Total assets	5,502,830	1,886,510	322,679
Total non-current liabilities	676,418	258,419	80,282

Capitalization
Convertible notes	503,581	191,528	63,536
Loans and borrowings	141,244	11,683	351
Total debt	644,825	203,211	63,887
Total equity	4,390,047	1,552,926	218,933
Total capitalization	5,034,872	1,756,137	282,820

As at June 30, 2019, the Company had cash and cash equivalents and restricted cash available of $218.8 million compared to $90.2 million as at June 30, 2018. During the year ended June 30, 2019, the Company primarily financed its current operations, capital construction projects and growth initiatives through the generation of $247.9 million of net revenue and debt financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecast to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives.

On August 29, 2018, the Company entered into a secured credit agreement (the “Credit Agreement”) with the Bank of Montreal (“BMO”), under which the Company has a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”) (together, “the BMO Credit Facility”). As at June 30, 2019, the Company has a $1.6 million letter of credit outstanding under Facility A and $150 million available under Facility B of which $146.2 million drawn at June 30, 2019. The Credit Facility, as amended on June 28, 2019, requires the Company to have a minimum cash ratio of not less than 1.25:1, and a total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020. Effective September 30, 2020, the Company must have a minimum fixed charge ratio of not less than 1.25:1, and a total funded debt to EBITDA ratio not to exceed 4.00:1. As of June 30, 2019, the Company was in compliance with all covenants under the Credit Facility and term loans. For more information about the Credit Facility, refer to Note 14 of the Consolidated Financial Statements for the year ended June 30, 2019. In August 2019, the Company secured commitments to amend and up-size the Credit Facility to a total of $360.0 million, subject to certain conditions.

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of convertible senior notes due 2024 (“Senior Notes”), which included a US$45.0 million over-allotment by the initial purchasers. The net proceeds from this offering were approximately US$334.0 million after deducting commissions and other accounting and legal fees. The Senior Notes were issued at par value, are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. For more information on these Senior Notes, refer to Note 13(v) of the Consolidated Financial Statements for the year ended June 30, 2019.

On April 2, 2019, the Company filed a Shelf Prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and the Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively. The Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Whenever the Company raises financing under the Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus supplement for an ATM which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora through the NYSE stock exchange at prevailing market prices at the time of sale.

We intend to use the net proceeds from these offerings to support our expansion initiatives, future acquisitions, general corporate purposes and working capital requirements.

44 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Total assets increased by $3.6 billion from the prior year mostly due to $2.9 billion in intangible assets and goodwill generated from acquisitions completed in the period. As at the date of this report, the fair value of shares held in marketable securities and investments in associates was $163.2 million and the intrinsic value of derivative investments was $40.6 million.

As at June 30, 2019, total capitalization increased by $3.3 billion compared to June 30, 2018. The increase was primarily due to a $2.8 billion increase in equity resulting mostly from the issuance of shares in connection with acquisitions. In addition, total debt increased by $441.6 million primarily due to funds drawn under the BMO Credit Facility and proceeds raised from the Senior Notes.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three months ended June 30, 2019 and March 31, 2019 and the years ended June 30, 2019 and June 30, 2018:

($ thousands)	Three months ended		Year ended
	June 30, 2019	March 31, 2019	June 30, 2019	June 30, 2018
	$	$	$	$
Cash from (used in) operating activities	(4,605)	(54,688)	(192,245)	(81,667)
Cash used in investing activities	(176,236)	(91,028)	(312,297)	(536,850)
Cash provided by financing activities	(30,116)	448,232	597,548	535,151
Effect of foreign exchange	5,873	(498)	2,936	355
Increase (decrease) in cash and cash equivalents	(205,084)	302,018	95,942	(83,011)

Cash flows from operating activities for the three months ended June 30, 2019 decreased by $50.1 million, compared to the three months ended March 31, 2019, primarily due to an increase of $47.3 million in non-cash working capital over the prior quarter. The change in non-cash working capital during the three months ended June 30, 2019 is primarily driven by an increase in accounts payable and accrued liabilities of $62.7 million, offset by an increase in accounts receivable of $32.2 million over the prior quarter.

Cash used in operating activities for the year ended June 30, 2019 increased by $110.6 million, compared to the year ended June 30, 2018. The increase was primarily related to an increase in operational spending to support the rapid growth of our business and expansion of our operations.

Cash used in investing activities for the three months ended June 30, 2019 increased by $85.2 million, compared to the three months ended March 31, 2019. The increase was primarily due to an increase of $70.7 million in property, plant and equipment expenditures and a $10.8 million decrease in proceeds received from the sale of certain marketable securities in the prior quarter.

Cash used in investing activities for the year ended June 30, 2019 was $224.6 million lower compared to the year ended June 30, 2018. The decrease was primarily attributable to (i) a $218.3 million decrease in cash invested in associates; (ii) a $0.6 million decrease in cash used for asset acquisitions; (iii) an $221.4 million increase in cash assumed from business combinations; (iv) a $47.0 million increase in cash generated from sale of marketable securities; offset by a $277.4 million increase in property, plant and equipment expenditures.

Cash provided by financing activities for the three months ended June 30, 2019 decreased by $478.3 million, compared to the three months ended March 31, 2019. The decrease was primarily due to the proceeds received from the BMO Credit Facility and the Senior Notes during the three months ended March 31, 2019.

Cash provided by financing activities for the year ended June 30, 2019 was $62.4 million higher compared to the year ended June 30, 2018. The increase compared to prior year was primarily due to an increase of $260.1 million related to proceeds obtained from long term loans under the BMO Credit Facility and the Senior Notes to support operating and expansion needs. This increase was offset by an increase in loan repayments of $28.0 million and a $156.3 million reduction in cash generated from the exercise of stock options, warrants and conversion of debentures compared to the prior year.

Capital Expenditures

The Company’s major capital expenditures for the year ended June 30, 2019 mainly consisted of equipment for Aurora Sky, the expansion of Aurora River (Bradford) and continued construction activities at Aurora Nordic and Aurora Sun. The Company’s principal capital requirements relate to expansion of current production facilities, construction of new production facilities, strategic investments and acquisitions and the support of new growth initiatives and diversification of product offerings.

45 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Contractual Obligations

As at June 30, 2019, the Company had the following contractual obligations:

($ thousands)	Total	< 1 year	1 to 3 years	3 to 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	152,884	152,884	—	—	—
Convertible notes and interest (1)	815,421	264,589	49,665	501,167	—
Loans and borrowings (2)	161,160	23,559	137,284	317	—
Contingent consideration payable	60,769	53,512	7,257	—	—
Office lease	92,591	11,348	20,399	19,188	41,656
Capital commitments (3)	243,072	239,113	3,959	—	—
License and sponsorship fees	144,489	10,545	34,138	41,779	58,027
Total contractual obligations	1,670,386	755,550	252,702	562,451	99,683

(1)	Assumes the principal balance outstanding at June 30, 2019 remains unconverted and includes the estimated interest payable until the maturity date.

(2)	Includes interest payable until maturity date.

(3)	Relates to commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to on-going expansion and construction.

Contingencies

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days after the date of the termination of the agreement. The option holder is attempting to enforce exercise rights, which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (€14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim and filed its statement of defense in December 2019. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant is seeking performance under their employment agreement regarding the amount of severance payable. As a result, the Company recognized a provision of $4.2 million, which represents management’s best estimate of the costs required to settle the matter, associated with the acquisition of MedReleaf which remains unchanged as at June 30, 2019.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has a $1.6 million letter of credit outstanding under Facility A of its Credit Facility with BMO. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Years ended June 30,
	2019	2018
	$	$
Management compensation	7,446	5,284
Directors’ fees (1)	349	210
Share-based compensation (2)	20,132	14,608
Total management compensation (3)	27,927	20,102

(1)	Includes meeting fees and committee chair fees.

(2)	Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 16).

(3)	As of June 30, 2019, $2.6 million is payable or accrued for key management compensation (June 30, 2018 - $1.1 million).

46 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

The following is a summary of the significant transactions with related parties:

	Years ended June 30,		Balance receivable (payable) at June 30,
	2019	2018	2019	2018
	$	$	$	$
Consulting fees (1)	6,696	5,364	—	(24)
Marketing fees (2)	3,784	2,210	—	(1,976)
Accounts receivable from associates	—	—	—	1,554
Loan receivable from a joint arrangement (3)	—	—	—	3,444
	10,480	7,574	—	2,998

(1)	Operational and administrative service fees paid or accrued to a company having a former director in common with the Company, pursuant to an agreement with CanvasRx

(2)	Marketing fees paid to a company partially owned by a former officer of the Company

(3)	Business transactions carried out with associates and joint arrangements

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Biological Assets

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description	Correlation between inputs and fair value
Selling price per gram
Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Average yield per plant	Represents the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Cumulative stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Production costs are capitalized for biological assets and include all direct and indirect costs related to biological transformation. Costs include direct costs of production, such as labour, growing materials, as well as indirect costs such as labour, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

Inventory

Cannabis Inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than net realizable value (“NRV”). NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of

47 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

cost and NRV. The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage and inventory damage.

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Residual values, useful lives and depreciation methods are reviewed annually for relevancy and changes are accounted for prospectively. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic conditions, market conditions and the useful lives of the assets.

Impairment of investments in associates and joint ventures

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

Business combinations

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Goodwill and intangible asset impairment

Goodwill and indefinite life intangible assets are tested annually in June for impairment by comparing the carrying value of each cash-generating unit (“CGU”) containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on a fair value less costs of disposal. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. The key assumptions used in the calculation of the recoverable amount relate to future cash flows and growth projections, future weighted average cost of capital and the terminal growth rate. These key assumptions are based on historical data from internal sources as well as industry and market trends.

Share-based compensation

Depending on the complexity of the specific stock option and warrant terms, the fair value of options and warrants is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options and warrants, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The assessment of whether or not a valuation allowance is required on deferred tax assets often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing to

48 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market. Information about valuation techniques and inputs used in determining the fair value of financial instruments is disclosed in Note 25 to our annual consolidated financial statements.

New or Amended Standards Effective July 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

(i)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue in its entirety with IFRS 15 Revenue from Contracts with Customers. The Company adopted IFRS 15 using the modified retrospective approach, where the cumulative impact of adoption was required to be recognized in retained earnings as of July 1, 2018 and comparatives were not required to be restated.

We generate revenue primarily from the sale of cannabis as well as from the provision of services. The Company uses the following five-step contract-based analysis of transactions to determine whether, how much and when revenue is recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale consumer-use is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

For bill-and-hold arrangements, revenue is recognized before delivery when the customer obtains control of the goods, and the Company has received payment. Control is transferred to the customer when the reason for the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized in revenue as or when the Company performs under contracts. Payment of the transaction price for design, engineering and construction consulting services are typically due upon completion of the performance-related milestone.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate applied on the quantity of total tetrahydrocannabinol (THC) contained in the final product. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

The adoption of this new standard had no impact on the amounts recognized in its condensed consolidated interim financial statements.

(ii)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption was recognized in retained earnings as at July 1, 2018 and comparatives were not restated.

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which are classified as marketable securities on the consolidated statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

49 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Classification of Financial Instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”), or (iii) at fair value through profit or loss (“FVTPL”).
Financial assets that are held for the purpose of collecting contractual cash flows that are SPPI are classified as amortized cost. Amortized cost financial assets are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized in profit or loss on the same basis as the financial instrument.
Financial assets that are held for both the purpose of collecting contractual cash flows and selling financial assets that have contractual cash flows that are SPPI are classified as FVTOCI. FVTOCI financial instruments are recognized at fair value at initial recognition and at each reporting date with gains and losses accumulated in other comprehensive (loss) income until the asset is derecognized, at which point the cumulative gains or losses are reclassified to profit or loss. IFRS provides an election to designate equity instruments at FVTOCI that would otherwise be classified as FVTPL. Equity instruments designated at FVTOCI must be made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.
Financial assets that are not measured at amortized cost or at FVTOCI are measured at FVTPL. FVTPL financial assets are recognized at fair value at initial recognition and at each reporting date with gains and losses recognized in profit or loss on the statement of comprehensive (loss) income. Transaction costs of financial assets classified as FVTPL are recognized in profit or loss as they are incurred.
Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost, except for financial liabilities, such as derivatives, that are measured at FVTPL.
The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which were classified as marketable securities on the condensed consolidated interim statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade accounts receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to debtors and other relevant factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the carrying amount of the AFDA provision are recognized in the statement of comprehensive income. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets recognized at amortized cost.

50 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

Management is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. However, the analysis of such contracts to quantify the transitional impact is still in progress. The most significant impact of IFRS 16 will be our initial recognition of the present value of unavoidable future lease payments as right-of-use assets under property, plant and equipment and the concurrent recognition of a lease liability on the consolidated statement of financial position. Majority of our property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability. IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The standard will be effective for the Company for the fiscal year commencing July 1, 2019. The Company will be adopting the standard retrospectively by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on July 1, 2019, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

IFRS 3 Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should consider recording a provision to reflect the effect of the uncertainty in determining its accounting tax position. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. The Company does not expect the application of IFRIC 23 will have a material impact on the Company’s consolidated financial statements.

Financial Instruments
Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 1, 2, or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value at the effective interest rate which approximates fair value

51 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Summary of Financial Instruments

The following is a summary of the carrying value of financial instruments as at June 30, 2019:

	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets	$	$	$	$
Cash and cash equivalents	172,727	—	—	172,727
Restricted cash	46,066	—	—	46,066
Accounts receivable excluding taxes receivable	85,232	—	—	85,232
Marketable securities	—	—	143,248	143,248
Derivatives	—	86,409	—	86,409
Financial Liabilities
Accounts payable and accrued liabilities	152,884	—	—	152,884
Convertible notes (1)	503,581	—	—	503,581
Contingent consideration payable	—	28,137	—	28,137
Loans and borrowings	141,244	—	—	141,244
Derivative liability	—	177,395	—	177,395

(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at June 30, 2019:

	Level 1	Level 2	Level 3	Total
As at June 30, 2019	$	$	$	$
Marketable securities (1)	142,248	—	1,000	143,248
Derivative assets (1)	—	64,001	22,408	86,409
Contingent consideration payable (2)	—	—	28,137	28,137
Derivative liability (2)	—	177,395	—	177,395

As at June 30, 2018
Marketable securities	59,188	—	—	59,188
Derivative assets	—	120,102	4,840	124,942
Contingent consideration payable	—	—	21,333	21,333

(1)
For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the year ended June 30, 2019, refer to Notes 5(a) and (b) in the Consolidated Financial Statements.

(2)
For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the year ended June 30, 2019, please refer to Note 13(v) and Note 25 in the Consolidated Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect

52 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs.

Trade and other receivables primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2019, $25.1 million of accounts receivable are from non-government wholesale customers with the remaining accounts receivable balance relating to government bodies or medical patients. As of June 30, 2019, the Company recognized a $3.1 million provision for expected credit losses.

As at June 30, 2019, the Company’s aging of receivables was as follows:

	June 30, 2019	June 30, 2018
	$	$
0 – 60 days	59,725	13,569
61 – 120 days	43,768	1,527
	103,493	15,096

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. On August 29, 2018, the Company secured a $200.0 million Credit Facility with BMO, of which a $1.6 million letter of credit is outstanding under Facility A and $146.2 million was outstanding under Facility B as of June 30, 2019. Subsequent to June 30, 2019, the Company elected to amend and upsize the BMO Credit Facility to $360.0 million as disclosed in Note 28 to our annual consolidated financial statements. On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US $400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States through the NYSE at prevailing market prices at the time of sale.

Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, Australian and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in Australian and U.S. dollars and C$460.6 million of Senior Notes which are denominated in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2019, an effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollars and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $48.9 million (June 30, 2018 - $0.1 million) to net profit (loss) and $20.5 million to comprehensive (loss) income(June 30, 2018 - $0.9 million) for the year ended June 30, 2019.

At June 30, 2019, the Company has not entered into any hedging agreements to mitigate currency risks with respect to foreign exchange rates.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities consist primarily of long-term fixed rate debt or variable rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consists of certain borrowings with a total principal value of $146.2 million (June 30, 2018 - nil). If the variable interest rate changed by 10 basis points, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $8.7 million (June 30, 2018 - nil).

53 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

(c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices, which the shares of the underlying investments can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed under the “Financial Instruments” section above, and is dependent on the type and terms of the security.

If the fair value of these financial assets were to increase or decrease by 10% as of June 30, 2019, the Company would incur an associated increase or decrease in net and comprehensive (loss) income of approximately $23.0 million (2018 - $29.5 million). See Note 5 of the Consolidated Financial Statements for additional details regarding the fair value of marketable securities and derivatives.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at September 10, 2019:

Securities (1)	Units Outstanding
Issued and outstanding common shares	1,028,762,723
Stock options	67,750,208
Warrants	23,939,396
Restricted share units	1,959,672
Deferred share units	29,000
Convertible debentures	65,310,447

(1)
Refer to Note 13 “Convertible Debentures”, Note 15 “Share Capital” and Note 16 “Share-Based Compensation” in the Company’s Consolidated Financial Statements for a detailed description of these securities.

54 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Financial Results
Gross revenue	$114,185	$75,238	$62,000	$29,674
Net revenue (1)	$98,942	$65,145	$54,178	$29,674
Gross margin on cannabis net revenue (2)	58%	55%	54%	70%
(Loss) earnings attributable to common shareholders	($182)	($158,354)	($237,752)	$105,451
Basic earnings (loss) per share	$0.00	($0.16)	($0.25)	$0.12
Diluted earnings (loss) per share	$0.00	($0.16)	($0.25)	$0.12

Balance Sheet
Working capital	$227,802	$469,729	$274,629	$548,446
Cannabis inventory and biological assets (3)	$144,275	$118,023	$79,924	$75,944
Total assets	$5,502,830	$5,549,780	$4,875,884	$4,955,361

Operational Results – Medical Cannabis
Cash cost of sales per gram sold (4)	$1.47	$2.05	$2.60	$1.90
Cash cost to produce per gram sold (4)	$1.14	$1.42	$1.92	$1.45
Active registered patients	84,729	77,136	73,579	67,484
Average net selling price of dried cannabis (5)	$4.91	$5.86	$6.23	$8.39
Average net selling price of cannabis extracts (5)	$10.37	$11.01	$10.00	$12.12
Kilograms produced	29,034	15,590	7,822	4,996
Kilograms sold	17,793	9,160	6,999	2,676

	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Financial Results
Gross revenue	$19,147	$16,100	$11,700	$8,249
Net revenue (1)	$19,147	$16,100	$11,700	$8,249
Gross margin on cannabis net revenue (2)	74%	59%	63%	58%
(Loss) earnings attributable to common shareholders	$79,868	($19,215)	$7,723	$3,560
Basic earnings (loss) per share	$0.13	($0.04)	$0.02	$0.01
Diluted earnings (loss) per share	$0.00	($0.04)	$0.02	$0.01

Balance Sheet
Working capital	$144,533	$338,476	$302,526	$169,674
Cannabis inventory and biological assets (3)	$39,602	$28,478	$17,073	$16,549
Total assets	$1,886,510	$1,671,400	$732,394	$347,834

Operational Results – Medical Cannabis
Cash cost of sales per gram sold (4)	$1.87	$1.80	$1.74	$2.16
Cash cost to produce per gram sold (4)	$1.70	$1.53	$1.41	$1.87
Active registered patients	43,308	45,776	21,718	19,280
Average net selling price of dried cannabis (5)	$8.02	$7.30	$7.86	$7.32
Average net selling price of cannabis extracts (5)	$13.52	$12.83	$13.35	$16.41
Kilograms produced	2,212	1,206	1,204	1,010
Kilograms sold	1,617	1,353	1,162	890

(1)
Net revenues represents our total gross revenues net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period. For more information about the excise tax and the impact on Aurora’s revenues, costs and associated gross margin, refer to the “Financial Review” section of this MD&A.

(2)
Gross margin on cannabis net revenue is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined term. For Q4 2019 and Q3 2019, gross margin on cannabis net revenue were comprised of revenues from both medical and consumer markets, while Q4 2018 gross margin on cannabis net revenues were comprised of revenues from medical cannabis only. Given that our gross revenue from the sale of goods figure excludes excise taxes, we believe that the presentation of gross margin on cannabis net revenue more accurately reflects the level of gross profit earned from cannabis products during the relevant period.

55 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

(4)
Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measure under IFRS. These respective metrics represents the blended and consolidated cash costs for dried cannabis produced and sold by our Aurora and CanniMed operations during the year ended June 30, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the periods ended June 30, 2019 and March 31, 2019, reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.

(5)	Refer to “Cautionary Statement Regarding Certain Performance Measures” section of this MD&A for the defined terms.

(6)
During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to Q4 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.

Risk Factors

In addition to the other information included in this report, you should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of cannabis cultivation, storage and distribution is dependent on the good standing of all of our licenses, authorizations and permits and adherence to all regulatory requirements related to such activities. We will incur ongoing costs and obligations related to regulatory compliance. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial conditions and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses, or should they renew the licenses on different terms, our business, financial condition and operations would be materially adversely affected. The same risks may arise when expanding our operations to foreign jurisdictions.

We are committed to regulatory compliance, including but not limited to the maintenance of good production practices and physical security measures required by Health Canada. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on our operations. In addition, changes in regulations, more vigorous enforcement thereof, or other unanticipated events could require changes to our operations, increased compliance costs or give rise to material liabilities, which could have an adverse effect on our business, financial condition and operations.

Our Canadian licenses are reliant on our established sites.

The Canadian licenses we hold are specific to individual facilities. Any adverse changes or disruptions to the functionality, security and sanitation of our sites or any other form of non-compliance may put our licenses at risk, and ultimately adversely impact our business, financial condition and operations. As our operations and financial performance may be adversely affected if we are unable to keep up with such requirements, we are committed to the maintenance of our sites and intend to comply with Health Canada and their inspectors as required.

As our business continues to grow, any expansion to or update of our current operating sites, or the introduction of new sites, will require the approval of Health Canada. There is no guarantee that Health Canada will approve any such expansions and/or renovations, which could adversely affect the Corporation’s business, financial condition and operations.

We operate in a highly regulated business and any failure or significant delay in obtaining regulatory approvals could adversely affect our ability to conduct our business.

Achievement of our business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable government authorities, including those imposed by Health Canada, and obtaining all regulatory approvals, where necessary. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by government authorities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, regulatory approvals may significantly delay or impact the development of our business and operations. Non-compliance could also have a material adverse effect on our business, financial condition and operations.

56 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Change in the laws, regulations and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis. We are also subject to laws, regulations, and guidelines relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As the laws, regulations and guidelines pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted - either provincially or federally - that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to such laws, regulations and guidelines may cause material adverse effects on our operations.

The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may limit our ability to participate in such markets.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources and lower costs than us.

As the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors are expected to increase. Consumers that once solely relied on the medical cannabis market may shift some, or all, of their consumption or preferences away from medical cannabis and towards consumer cannabis. The Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. Such shifts in market demand, and other factors that we cannot currently anticipate, could potentially reduce the market for our products, which could ultimately have a material adverse effect on our business, financial condition and operations.

Some companies may have significantly greater financial, technical, marketing and other resources compared to us. Such companies may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Such competition may make it difficult to enter into supply agreements, negotiate favourable prices, recruit or retain qualified employees and acquire the capital necessary to fund our capital investments.

In addition, there are currently hundreds of applications for licensed producer’s status being processed by Health Canada. The number of licenses granted and the number of licensed producers ultimately authorized by Health Canada could have an adverse impact on our ability to compete for market share in Canada’s cannabis market. We also face competition from illegal cannabis dispensaries, who do not have a valid license, that are selling cannabis to individuals.

In order for us to be competitive, we will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Our future success depends upon our ability to achieve competitive production costs through increased production, economies of scale and our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially adversely affected.

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc. was the entity in which our operating business was originally organized. This company was incorporated in 2013 and our business began operations in 2015. We started generating revenues from the sale of cannabis in January 2016. Because we are an early-stage enterprise, we are subject to all of the associated business risks and uncertainties which include, but are not limited to, under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we explore and implement initiatives to grow our business. If our revenues do not increase to offset these expected increases in costs and operating expenses, we may not be profitable. Our limited operating history may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success is uncertain in light of the early stage of our operations.

Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale, and distribution of cannabis. The cost of production, sale, and distribution of cannabis is dependent on a number of key inputs and their related costs, including equipment and supplies, labour and raw materials related to our growing operations, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition, results of operations and prospects. This includes any change in the selling price of products set by the applicable province or territory. There is currently no established market price for cannabis and

57 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

the price of cannabis is affected by numerous factors beyond our control. Any price decline may have a material adverse effect on our business, financial condition and operations.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing or at all, and our ability to continue to increase both our production capacity and our production volumes, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, contractor or operator errors, breakdowns, aging or failure of equipment or processes, and labor disputes. Factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to our facilities, those specifically related to outdoor cultivation practices, such as droughts, environmental pollution and inadvertent contamination, and any major incidents or catastrophic events affecting the premises, such as fires, explosions, earthquakes or storms, may all materially and adversely impact the growth of our business.

The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.

Part of our current revenues depend upon our supply contracts with the various Canadian provinces and territories. There are many factors which could impact our contractual agreements and alterations to or the termination of such contracts may adversely impact our business, financial condition and operations.

Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our cease our ability to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards or our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. On October 17, 2019, new regulations under the Cannabis Act will come into force permitting the production and sale of cannabis edibles, extracts and topicals. The impact of these regulatory changes on our business is unknown. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.

As the cannabis market continues to mature, our products may become obsolete, less competitive or less marketable.

Because the cannabis market and associated products and technology are rapidly evolving, both domestically and internationally, we may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing our products is complex and requires significant costs, development efforts and third-party commitments. Our failure to develop new products and technologies and the potential disuse of our existing products and technologies could adversely affect our business, financial condition and operations. Our success will depend, in part, on our ability to continually invest in research and development and enhance our existing technologies and products in a competitive manner.

Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.

Our success depends on our ability to attract and retain customers. The Cannabis Act and Cannabis Regulations strictly regulate the way cannabis is packaged, labelled and displayed. The associated provisions are quite broad and are subject to change. It is currently prohibited to use testimonials and endorsements, depict people, characters and animals and produce any packaging that may be appealing to young people. The restrictions on packaging, labelling and the display of our cannabis products may adversely impact our ability to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This may ultimately have a material adverse effect on our business, financial conditions and operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings,

58 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perceptions means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on us.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete and develop strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from current operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our success will depend on attracting and retaining key personnel.

Our success will depend on our directors’ and officers’ ability to develop and execute our business strategies and manage our ongoing operations, as well as our ability to attract and retain key personnel. Competition for qualified professionals, technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that we will be able to attract or retain key personnel in the future, which may adversely impact our operations. While employment and consulting agreements are customary, these agreements cannot assure the continued services of such individuals.

Further, as a licensed producer under the Cannabis Act, certain key personnel are required to obtain a security clearance by Health Canada. Licenses will not be granted until all key personnel have been granted security clearance. Under the Cannabis Act, security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing or future key personnel will be able to obtain or renew such clearances. A failure by key personnel to maintain or renew their security clearance could result in a material adverse effect on our business, financial condition and operations. This is also a risk if key personnel leave the Company and we are unable to find a suitable replacement that can obtain a security clearance in a timely manner, or at all.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

Some of our directors and officers are also directors and officers of other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the British Columbia Business Corporations Act (the “BCBCA”), directors who have a material interest in any person who is a party to a material contract, or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

Our expansion efforts may not be successful.

There is no guarantee that our intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with legal cannabis markets will be successful. There is also no guarantee that expansions to our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our expansion strategy (including receiving required regulatory approvals and permits) could adversely affect our business, financial condition and results of operations and may result in our failing to meet anticipated or future demand for our cannabis-based pharmaceutical products, when and if it arises.

In addition, the construction of current and future Aurora facilities are subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals,

59 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits from the construction of the new facilities, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

We intend to continue to expand our operations and business into jurisdictions outside of Canada, some of which are emerging markets, but there can be no assurance that any market for our products will develop in any such foreign jurisdiction. The continuation or expansion of our operations internationally will depend on our ability to renew or secure the necessary permits, licenses, or other approvals in those jurisdictions. An agency’s denial of or delay in issuing or renewing a permit, license or other approval, or revocation or substantial modification of an existing permit or approval, could prevent us from continuing our operations in or exports to other countries.

Foreign operations in emerging markets may expose us to new or unexpected risks or significantly increase our exposure to one or more existing risk factors. Some governmental regulations may require us to award contracts in, employ citizens of, and/or purchase supplies from the jurisdiction. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and results of operations.

In addition, we are further subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders and the amount of medical cannabis we export may be limited by the various drug control conventions to which Canada is a signatory.

While we continue to monitor developments and policies in the emerging markets, in which we operate and assess the impact thereof to our operations, such developments cannot be accurately predicted and could have an adverse effect on the Corporation’s business, operations or profitability.

Our business may be affected by political and economic instability.

We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in medical and agricultural development or investment policies or shifts in political viewpoints of certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people, and water use. The effect of these factors cannot be accurately predicted.

We rely on international advisors and consultants in foreign jurisdictions.

The legal and regulatory requirements in the foreign countries in which we currently or intend to operate are different from those in Canada. Our officers and directors must rely, to a great extent, on local legal counsel and consultants in order to ensure our compliance with material legal, regulatory and governmental developments as they pertain to and affect our business operations, to assist with governmental relations and enhance our understanding of and appreciation for the local business culture and practices. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond our control. The impact of any such changes may adversely affect our business, financial condition and operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and their employees from engaging in bribery, kickbacks or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of other countries in which we conduct, or will conduct, business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to uninsured or uninsurable risks.

While we may have insurance to protect our assets, operations and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. No assurance can be given that such insurance will be adequate to cover our liabilities or that it will be available in the future or, at all, and that it will be commercially justifiable. We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our

60 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our financial position and operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, adversely affect our reputation and goodwill with our customers, and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of such products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and results of operations.

We may become party to litigation, mediation and/or arbitration from time to time.

We may become party to regulatory proceedings, litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect our business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition. Litigation may also create a negative perception of our company. Any decision resulting from any such litigation could have a materially adverse impact on our business and company.

The transportation of our products is subject to security risks and disruptions.

We depend on fast, cost-effective and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of these courier services could have an adverse effect on our financial condition and results of operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Due to the nature of our products, security during transportation is of the utmost concern. Any breach of the security measures during the transport or delivery of our products, including any failure to comply with recommendations or requirements of government regulators, whether intentional or not, could have a materially adverse impact on our ability to continue operating under our current licenses and may potentially impact our ability to renew such licenses.

61 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Cannabis growing operations consume considerable energy, which makes our operations vulnerable to rising energy costs. Accordingly, any rise in energy costs may have a material adverse effect on our ability to produce cannabis.

Although we currently grow and expect to grow the significant majority of our product in climate controlled, monitored, indoor locations, some of our production takes place outdoors and there is no guarantee that changes in outside weather and climate will not adversely affect such production. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that results in lost revenues. In addition, other items may affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides and herbicides. High degrees of quality variance can affect processing velocity and capacity utilization, as the process required to potentially upgrade lower quality product requires significant time and resources. There can be no assurance that natural elements will not have a material adverse effect on the production of our products and ultimately our business, financial condition and operations.

Our operations are subject to various environmental and employee health and safety regulations.
Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air, and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology and business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada, particularly in the United States where cannabis remains federally illegal. Policing the unauthorized use of current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions may have a materially adverse impact our ability to successfully grow our business. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Corporation’s business, financial condition and results of operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability, potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Data theft for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through a deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, reputation, financial condition and results of operations.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks,

62 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems, depending on the nature of any such failure, could adversely impact our reputation and results of operations.

Cyber-attacks could result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which ultimately could materially adversely affect our business, financial results and operations.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

Over the past 24 months, we have completed a number of significant acquisitions, including our acquisitions of MedReleaf and CanniMed. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) increased financial leverage; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected; (v) increased scope and complexity of our operations; and (vi) loss or reduction of control over certain of our assets.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our existing operations.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company. Essentially all of our operating assets are the capital stock of the Company’s subsidiaries and substantially all of our business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The price of our common shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our common shares and the sale of substantial amounts of our common shares could adversely affect the price of our common shares and the value of your convertible debentures/notes.

The market price for common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in the Company’s results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the same industry in which the Company operates;

•	addition or departure of the Company’s executive officers and other key personnel;

•	release or expiration of transfer restrictions on the Company’s outstanding common shares;

•	sales or perceived sales of additional Company common shares;

•	operating and financial performance that varies significantly from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company’s industry, business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations in the costs of vital production inputs, materials and services;

•	changes in global financial markets, global economies and general market conditions, such as interest rates and product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

63 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of the Company’s common shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Company’s common shares may be materially adversely affected.

Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power and reduce our earnings per share.
We may sell or issue additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and may issue equity securities in acquisitions). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares.
Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market prices. Issuances of a substantial number of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, may result in significant dilution to security holders.
Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional or sufficient capital through the sale of securities should we desire to do so.

Our management will have substantial discretion concerning to the use of proceeds from future share sales and financing transactions.

Our management will have substantial discretion concerning the use of proceeds from any future share sales and financing transactions, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any future sales. Management may use the net proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares and the value of your convertible debentures/notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquirer of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

There is no assurance we will continue to meet the listing standards of the NYSE and the TSX.

We must meet continuing listing standards to maintain the listing of our Common Shares on the NYSE and the TSX. If we fail to comply with listing standards and the NYSE and/or the TSX delists our Common Shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common shares;

•	reduced liquidity for our common shares;

•
a determination that our common shares are “penny stock”, which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

As a public company, the business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the common shares.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately and reliably report our financial results or prevent fraud. As a result, investors may lose confidence in our ability to report financial and other information, which may harm our business, the trading price of our common shares and market value of other securities.

Under Section 404 of the Sarbanes-Oxley Act (“SOX”), we will be required to design, document and test the effectiveness of our internal controls over financial reporting (“ICFR”) during the fiscal year ended June 30, 2020. There is no assurance that our efforts to develop and maintain our internal controls will be successful or sufficient to meet our obligations under SOX. Effective internal controls are required for us to accurately and reliably report our financial results and other financial information. Any failure to design, develop

64 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

or maintain effective controls; or difficulties encountered in implementing, improving or remediating lapses in internal controls may affect our ability to prevent fraud, detect material misstatements, and fulfill our reporting obligations. As a result, investors may lose confidence in our ability to report timely, accurate and reliable financial and other information, which may expose us to certain legal or regulatory actions, thus negatively impacting our business, the trading price of our common shares and market value of other securities.

The Company is a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions and proceedings relating to interested directors, mergers, amalgamations, restructuring, takeovers, shareholders’ suits, indemnification of directors, and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic issuers.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of securities registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Potential U.S. entry restrictions.

A foreign visitor who is involved either directly or indirectly in the cannabis industry may be subject to increased border scrutiny when attempting to enter the United States. Multiple states have legalized aspects of cannabis production, sale and consumption; however, cannabis remains illegal federally in the United States. The U.S. Customs and Border Protection previously advised that border agents may deem a foreign visitor who is involved, either directly or indirectly, in a state-legal cannabis industry as inadmissible. While unassociated trips to the United States may not result in problems entering the U.S., a foreign visitor attempting to enter the U.S. to proliferate cannabis-associated business may be deemed inadmissible, at the discretion of the border agents.

Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.

Because cannabis remains illegal federally in the United States, U.S. banks and financial institutions remain wary of accepting funds from businesses in the cannabis industry, as such funds may technically be considered proceeds of crime. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking infrastructure and relationships. The inability or limitation on our ability to open or maintain a bank account in the U.S. or other foreign jurisdictions, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct business in the United States or other foreign jurisdictions.

Internal Controls over Financial Reporting

There were no significant changes in Aurora’s internal controls over financial reporting (“ICFR”) during the period covered by this MD&A that materially affected, or are reasonably likely to materially affect, the Company’s ICFR, except to the extent they relate to internal controls of acquired entities. Given the fast pace of ongoing expansion of the business, management has also performed additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

Aurora has limited the scope of the design of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities that are proportionately consolidated and those that were acquired by the Company not more than 365 days before the end of the financial period. The entities controlled by Aurora but were scoped out of the design of controls and procedures and ICFR include:

•	Hempco (acquired November 14, 2017 with 51.4% interest held at June 30, 2019);

•	Aurora Nordic (51% interest acquired February 12, 2018);

•	MedReleaf (acquired July 25, 2018);

•	Anandia (acquired August 8, 2018);

65 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

•	Agropro (acquired September 10, 2018);

•	Borela (acquired September 10, 2018);

•	ICC (acquired November 22, 2018);

•	Whistler (acquired March 1, 2019); and

•	Chemi Pharmaceuticals Inc. (acquired April 24, 2019).

Excluding goodwill and intangible assets generated from these entities, on a combined basis these entities constitute approximately 18% of the Company’s current assets, 24% of total assets, 9% of current liabilities, 13% of total liabilities, as well as 46% of revenue and 17% of net income as at and for the twelve months ended June 30, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;

•	the successful integration of CanniMed and MedReleaf and other subsidiaries into Aurora’s operations;

•	strategic investments and capital expenditures, and related benefits;

•	future growth expansion plans;

•	expectations regarding production capacity, costs and yields; and

•	product sales expectations and corresponding forecasted increases in revenues.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that selling, general and administrative expense (“SG&A”) will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, the “Risk Factors” section of the MD&A, as well as updates provided herein.

Cautionary Statement Regarding Certain Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•
Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting non-cash production costs, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis producing subsidiaries. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash cost of sales of dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of production and fulfillment for our core cannabis operations.

•
Cash cost to produce dried cannabis sold is equal to cash cost of sales of dried cannabis sold less packaging costs (i.e. post-production costs). Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce

66 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of our production of cannabis.

•
Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes and revenues from patient counseling services, design, engineering and construction services, and analytical testing services. Cannabis net revenue is further broken down as follows:

◦	Medical cannabis net revenue represents cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.

◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.

◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•
Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:

◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.

◦
Average net selling price per gram equivalent of cannabis extracts represents the average net selling price per gram equivalent for cannabis extracts only, excluding wholesale bulk cannabis extracts sold in the period.

◦
Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.

◦
Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.

◦
Average net selling price per gram and gram equivalent of wholesale bulk cannabis represents the average net selling price per gram and gram equivalent of wholesale bulk cannabis and cannabis extracts sold in the period. Wholesale bulk cannabis sales are not subject to excise taxes.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

•
Gross profit before FV adjustments on cannabis net revenue is calculated subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis producing subsidiaries, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:

◦	Gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.

◦	Gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.

◦
Gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.

We believe that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•
Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

67 | AURORA CANNABIS INC.	2019 ANNUAL REPORT

Corporate Directory

DIRECTORS

Michael Singer
Executive Chairman

Norma Beauchamp
Director

Terry Booth
CEO, Aurora Cannabis

Steve Dobler
President, Aurora Cannabis

Shan Atkins
Director

Dr. Jason Dyck
Director

Ronald Funk
Director

Adam Szweras
Director

OFFICERS

Terry Booth
Chief Executive Officer

Steve Dobler
President

Michael Singer
Executive Chairman

Neil Belot
Chief Business Development Officer

Cam Battley
Chief Corporate Officer

Glen Ibbott
Chief Financial Officer

Allan Cleiren
Chief Operations Officer

Darryl Vleeming
Chief Information Officer

Debra Wilson
Chief Human Resources Officer

Darren Karasiuk
Chief Commercial Officer

Jonathan Page
Chief Science Officer

Jillian Swainson
Chief Legal Officer & Corporate Secretary

SHAREHOLDER INFORMATION

Stock Exchange Listing
TSX | NYSE: ACB

Registrar and Transfer Agent
Computershare Ltd. Vancouver
510 Burrard St, 3rd Floor
Vancouver, BC V6C 3B9
Tel.: 1-604-661-9400
Fax: 1-604-661-9549

Auditors
KPMG

INVESTOR CONTACTS

Phone: 1-855-279-4652
Email: ir@auroramj.com

Robert Kelly
Director, Investor Relations

Ananth Krishnan
Vice President, Capital Markets & Investor Relations